UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SB-2/A
(Amendment No. 3)
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

PAXTON ENERGY, INC.

(Name of small business issuer in its charter)

Nevada	**1311**	**20-1399613**
(State or jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

2533 North Carson Street, Suite 6232 **Carson City, NV 89706** **Telephone: 775-841-5049** **Facsimile: 775-883-2384** (Address and telephone number of principal executive offices)	**2533 North Carson Street, Suite 6232** **Carson City, NV 89706** **Telephone: 775-841-5049** **Facsimile: 775-883-2384** (Address and telephone number of principal place of business)

Robert Freiheit
2533 North Carson Street, Suite 6232
Carson City, NV 89706
Telephone: 775-841-5049
Facsimile: 775-883-2384
(Name, address, and telephone number of agent for service)

Copy to:
James R. Kruse
Jack G. Hanley
Kruse Landa Maycock & Ricks, LLC
136 East South Temple, 21st Floor
Salt Lake City, Utah 84111
Telephone: 801-531-7090
Facsimile: 801-531-7091

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Subject to Completion, Dated April 4, 2007

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

4,621,350 Shares of Common Stock

Paxton Energy, Inc.

This prospectus relates to the resale of up to 4,621,350 shares of common stock held by the selling security holders named under the caption "Selling Security Holders" on page 26. The selling security holders may offer and sell such shares using this prospectus in transactions initially at $1.25 per share until our shares are quoted on the Pink Sheets or the OTC Bulletin Board and thereafter at prevailing market prices or privately negotiated prices as determined by the selling security holder. The selling security holders may sell shares in transactions:

(i) in the over-the-counter market or otherwise;

(ii) at market prices, which may vary during the offering period, or at negotiated prices; and

(iii) in ordinary brokerage transactions, in block transactions, in privately negotiated transactions, or otherwise.

The selling security holders will receive all of the proceeds from the sale of their shares and will pay all underwriting discounts and selling commissions relating to the sale of those shares.

We have agreed to pay the legal, accounting, printing, and other expenses related to the registration of the sale of the shares pursuant to this prospectus, which we estimate will total approximately $130,000.

An investment in our shares involves certain risks. **WE URGE YOU TO READ THE "RISK FACTORS" SECTION BEGINNING ON PAGE 5 AND THE REST OF THIS PROSPECTUS BEFORE MAKING AN INVESTMENT DECISION.**

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is ______________, 2007.

PROSPECTUS SUMMARY INFORMATION

This prospectus summary contains an overview of the information from the prospectus; however, we encourage you to read this prospectus, including the Risk Factors section beginning on page 5, in its entirety before making an investing decision.

"Gross" acres and "gross" wells mean the total number of acres or wells, as the case may be, in which an interest is owned, and "net" means, when referring to wells or acres, the fractional ownership working interests we hold, multiplied by the gross wells or gross acres. All production numbers set forth in this prospectus, whether amounts, costs, revenues, or otherwise, are reported net of royalties, unless otherwise indicated.

Overview

We are a small oil and gas exploration and production company with a minority working interest in limited production and drilling prospects in the Cooke Ranch area of La Salle County, Texas, and Jefferson County, Texas, all operated by Bayshore Exploration L.L.C.

We have working interests ranging from 9% to 31.75% (net revenue interests ranging from 6.8875% to 23.8125%) in the various wells in which we have participated. A "working interest" is a percentage of ownership in an oil and gas lease granting its owner the right to explore, drill, and produce oil and gas from a tract of property. Working interest owners are obligated to pay a corresponding percentage of the cost of leasing, drilling, producing, and operating a well or unit. After royalties are paid, the working interest also entitles its owner to share in production revenues with other working interest owners based on the percentage of working interest owned. A "net revenue interest" is a share of production after all burdens, such as royalties, have been deducted from the working interest. It is the percentage of production that each party actually receives.

At December 31, 2005, we had received revenue from recently initiated limited test production from our first well, the Cooke No. 3, but had no proved reserves. Since December 31, 2005, production from this first well continued, and we initiated production from the Cooke No. 5 well. Another well, the Cooke No. 2, commenced production in early 2007. We have not completed an engineering evaluation of our interests to establish proved reserves and cannot forecast when we will do so. "Proved reserves" are estimated quantities of crude oil, natural gas, and natural gas liquids that geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions.

To date, we have participated in drilling the following wells with the interests and results indicated as of the date of this prospectus:

Well Name	Interest Working	Net Revenue	Approximate Depth	Formation	Status
Cooke No. 3	9.0000%	6.8875%	6,660	Escondido	Producing since Nov. '05[1]
Cartwright No. 1	31.7500	23.8125	6,950	Escondido	Intermittent production; to be re-completed[2]
Cooke No. 4	31.7500	23.8125	n/a	Escondido	Dry—plugged and abandoned in Aug. '06
Cooke No. 2	25.0000	17.5000	6,400	Escondido	Producing since Nov. '06[1]
Cooke No. 5	31.7500	23.8125	6,600	Escondido	Producing since Nov. '06[1]
Cartwright No. 2	31.7500	23.8125	n/a	Escondido	Dry—plugged and abandoned in Nov. '06

Well Name	Interest Working	Net Revenue	Approximate Depth	Formation	Status
McDermand No. 1	10.0000	7.0000	n/a	Escondido	Dry—plugged and abandoned in Dec. '06
Fiedler No. 1	18.7500	14.0625	8,170	Olmos	Being completed for production

(1) Production from all of our producing wells was interrupted for approximately 25 days in early 2007 due to wet field conditions that limited access for routine well maintenance and oil production pickup and cold weather that interrupted gas production due to freezing.

(2) As of February 1, 2007, this well had produced an average of approximately three barrels of oil per day since production commenced in March 2006, did not produce every day, and has not produced at all since November 2006. We intend to re-complete this well in an effort to increase production.

In addition to participating in the completion and initiation of production in wells in the Cooke Ranch field as noted above, we may provide approximately $20,000 to participate with a 31.75% working interest (23.8125% net revenue interest) in a two-dimensional seismic study to site up to 10-12 wells in which we intend to participate in the Cooke Ranch.

Outside the Cooke No. 3 well and its 40-acre drilling location, we have a 31.75% working interest (23.8125% net revenue interest) in the 8,843-acre balance of the Cooke Ranch and are also participating in a program to acquire up to a 75% working interest in leases adjacent to or nearby the Cooke Ranch. To date, we have acquired leases on approximately 2,268 gross acres adjacent to or nearby the Cooke Ranch. In January 2007, our first well on this acreage outside the Cooke Ranch, the Fiedler No. 1, reached total depth and will be completed for production. We conveyed our 75% working interest in the Fiedler No. 1 40-acre drilling location to Bayshore, which obtained drilling funding from others for 100% of the costs of drilling to total depth, subject to our right to earn an 18.75% working interest, which we have exercised by paying $123,113 in completion costs. We continue to hold a 75% working interest in the 600 gross-acre balance of the Fiedler lease.

Outside of La Salle County, we also agreed to pay $160,000 for drilling and up $80,000 for completion, if warranted, in the McDermand No. 1 exploratory well in an approximately 168 gross-acre prospect in Jefferson County, Texas, operated by Howard Exploration, Inc., an entity unaffiliated with either us or Bayshore, to earn a 10.0% working interest (7.0% net revenue interest). The McDermand well was dry and was plugged and abandoned, and we have no plans for further activities on this prospect.

We are dependent on Bayshore, the operator of all of the properties in which we have a working interest, except the McDermand No. 1 exploratory well (which was dry), to increase production and establish reserves. We have issued an aggregate of 907,000 shares of common stock to Bayshore or its principal, Jamin Swantner, as partial consideration for various exploration rights, along with 100,000 shares for advisory services, so that together with an additional 50,000 shares they have acquired privately, they are now the owners of approximately 4.6% of our issued and outstanding stock. They may sell up to 138,903 of their shares pursuant to this prospectus. In addition to issuing common stock, we have paid Bayshore $176,800 in cash as additional consideration for exploration rights, $81,023 for seismic studies and well drilling and completion costs, and $305,000 to acquire additional exploration rights and leasehold near the Cooke Ranch. We also owe Bayshore an additional $32,941 for our share of completion costs on the Cooke No. 2 well. Under our agreements with Bayshore, we typically agree to bear an agreed amount of the costs of drilling a designated well plus an additional fixed amount for costs of well completion, if warranted, in consideration of assignment of an agreed percentage of the working interest in the well, designate Bayshore as the field operator to conduct day-to-day operations, and join in an industry standard joint operating agreement with all other working interest owners. Bayshore typically agrees to obtain necessary permits to conduct proposed operations, contract with a third-party driller, log and test the well, provide us with specified drilling and test result reports, and assign the agreed working interest percentage upon our satisfaction of our covenants. Generally, we pay approximately one third of the working interest cost of drilling and completing a well for each one quarter of working interest earned, pro rata on the amount of working interest acquired, which has the effect of bearing Bayshore's working interest share of costs as compensation to it for identifying and proposing the prospect.

We may diversify our opportunities and risk by seeking working interests in other prospects, relying on the experience and expertise of other operators, rather than building an internal exploration capability.

We have a website under construction at http://www.paxtonenergyinc.com.

History and Corporate Information

We were incorporated in Nevada on June 30, 2004. At that time, we issued to our founder 10,000,000 shares of common stock (after giving effect to the immediate cancellation of 41,000,000 shares) and 5,000,000 shares to another stockholder for cash. On August 25, 2004, a group of investors obtained the controlling interest in our company by purchasing 14,650,000 of the 15,000,000 shares then issued and outstanding, the initial officer and director resigned, and on that date, Robert Freiheit, our current president and a director, who purchased 7,500,000 of the outstanding shares transferred, was appointed as sole director and president.

In mid-2005, we initiated oil and gas exploration activities by acquiring for cash and common stock a working interest in the Cooke No. 3 test well to be drilled on the Cooke Ranch in La Salle County, Texas. We have subsequently expanded our La Salle County, Texas working interests.

Our principal executive offices are located at 2533 North Carson Street, Suite 6232, Carson City, Nevada 89706. Our telephone number is 775-841-5049, and our facsimile number there is 775-883-2384.

Summary Financial Data

The following summary of historical financial information as of and for the periods ended December 31, 2006 and 2005, is derived from our financial statements included elsewhere in this prospectus:

	Year Ended Dec. 31, 2006		Year Ended Dec. 31, 2005		Inception (June 30, 2004) through December 31, 2006
Statement of Operations Data:					
Revenues	$ 169,666	$	24,739	$	194,405
Costs and operating expenses	(2,716,061)		(606,299)		(3,472,360)
Loss from operations	(2,546,395)		(581,560)		(3,277,955)
Other income (expense)	107,116		(26,912)		80,204
Net loss	$ (2,439,279)	$	(608,472)	$	(3,197,751)
Loss per share-basic and diluted	$ (0.12)	$	(0.04)		
Weighted average shares	21,148,421		15,910,604		

			Dec. 31, 2006		Dec. 31, 2005
Balance Sheet Data (as at):					
Working capital (deficit)			$ 278,894	$	(1,279,329)
Total current assets			805,675		156,087
Long-term liabilities			22,079		2,023
Total stockholders' equity			$ 2,544,217	$	244,971

RISK FACTORS

Risk Factors Relating to our Financial and Business Condition

We are not the operator of any of our properties, so we have no control and limited influence over our current exploration, development, and production activities.

We are not the operator of any of the properties in which we have an interest and on which we plan to devote substantially all of our financial and other resources in drilling and related activities, so we are dependent on the financial and technical resources, initiative, and management of the operator, Bayshore. Bayshore, as the operator, initiates drilling and other activities, and we have the right to elect whether to participate in specific proposed activities by bearing our working-interest share of expenses or to withhold participation, in which case we would not bear related costs or share in any resulting revenues. We have very limited rights to propose drilling or other activities. We rely to a significant extent on the initiative, expertise, and financial capabilities of our strategic partner, Bayshore. The failure of Bayshore to proceed with exploration and development of the Cooke Ranch area or to perform its obligations under contracts with us could prevent us from continuing to drill in an effort to establish production and reserves and recover our current or future investment in the Cooke Ranch area. Bayshore has oil and gas interests in which we do not participate. If Bayshore's separately held interests should become more promising to Bayshore than interests held with us, Bayshore may focus its efforts, funds, expertise, and other resources elsewhere. In addition, should our relationship with Bayshore deteriorate or terminate, our oil and gas exploratory programs may be delayed significantly.

Bayshore is the principal source of our energy investments to date, so we are dependent on its ability to select prospects and conduct exploration and, if warranted, development.

We rely principally on Bayshore, which has provided us with all of the prospects in which we have participated to date, to select prospects for energy investments and to conduct exploration. We will also be dependent on Bayshore if any such prospects warrant development. We might be unable to continue with our energy investment activities if Bayshore were unable or unwilling to continue to provide these services to us.

Since all of our operations are concentrated in a geographical area, a single disaster could halt all of our operations.

All of our assets and operations are currently concentrated in La Salle County, Texas, except for the 160 gross-acre Nome prospect in Jefferson County, Texas, on which we drilled the McDermand No. 1 dry hole. So all of our operations may be temporarily disrupted or permanently halted in the case of a natural or other disaster in that geographical area. Such a disaster could result in the loss of our assets and termination of our activities.

We have no officer, director, or employee with any formal oil and gas exploration or engineering education or training and will continue to rely on the expertise of Bayshore, whose interests may not always be aligned with ours.

We have no officer, director, or employee with geological, geophysical, or petroleum engineering training or experience. This increases our dependence on Bayshore and consultants we may engage from time to time. The expertise Bayshore provides may be influenced by its position as the majority working interest owner and its interest in obtaining funding from us for proposed activities.

We have limited internal controls due to our small size and limited number of people, which may keep us from preventing or detecting waste or fraud.

We have only two directors and two officers, one of whom is also a director, so we rely on manual systems without independent officers and employees to implement full, formal, internal control systems. Accordingly, we do not have separate personnel that provide dual signatures on checks, separate accounts receivable and cash receipts, accounts payable and check writing, or other functions that frequently are divided among several individuals as a method of reducing the likelihood of improper activity. This reliance on a few individuals and the lack of comprehensive internal control systems may impair our ability to detect and prevent internal waste and fraud.

We have a history of operating losses, which is likely to continue.

As of December 31, 2006, we have an accumulated deficit of $3,197,751, and expect that we will continue to incur losses and that our accumulated deficit will increase. We reported losses of $2,439,279 and $608,472 for the years ended December 31, 2006 and 2005, respectively. We anticipate that we will continue to incur losses from our exploration activities unless and until we are successful in establishing significant production.

We will need additional capital, which we may seek through the sale of equity securities.

We will need additional funds to cover expenditures in excess of our current commitments for our share of costs to re-complete the Cartwright No. 1 well, the two-dimensional seismic study, and complete the Fiedler No. 1 well. We will fund any additional amounts required for exploration and development or possible acquisition of additional prospect interests through the sale of additional equity securities, which would reduce the percentage interest in our corporation held by existing stockholders and may dilute the economic interest of existing stockholders. Our board of directors can authorize the sale of additional equity securities without stockholder consent.

There is very limited trading in our common stock.

Our common stock has been traded on a very limited, unsolicited basis in the over-the-counter market and reported in the Pink Sheets published by Pink Sheets, LLC, from June 2005 through January 4, 2006. Pink Sheets has not received notices of the NASD clearing a market maker to publish its proprietary quotations in our securities or that we have registered with the Securities and Exchange Commission as a reporting issuer under the Securities Exchange Act. As such, Pink Sheets states that adequate current information may not be publicly available for us. Pink Sheets believes adequate current information should be publicly available when a security first enters public markets and that current financial information should continue to be provided on a quarterly basis. Pink Sheets discontinued the display of quotes on pinksheets.com for our securities until adequate current information about us is publicly available.

During the last year, the trading price of our common stock has varied from a low of approximately $0.75 to a high of approximately $3.27. The aggregate trading volumes for each of the four calendar quarters in 2006 were 609,042, 503,265, 740,724, and 220,749 shares, respectively. Based on the aggregate volume of trading per month and the number of days of trading in our common stock per month, there was an average volume of shares traded per day in our common stock of approximately 3,453 shares per day in January 2007 and in 2006, 4,411 shares per day in December; 4,087 shares per day in November; 2,514 shares per day in October; 7,671 shares per day in September. The trading volume above reflects the limited trading volume of our common stock, which creates the potential for significant changes in the trading price of our common stock as a result of relatively minor changes in the supply and demand. It is likely that trading prices and volumes for our common stock will fluctuate in the future, without regard to our business activities.

Penny stock regulations will impose certain restrictions on resales of our securities, which may cause an investor to lose some or all of its investment.

The Securities and Exchange Commission has adopted regulations that generally define a "penny stock" to be any equity security that has a market price (as defined) of less than $5.00 per share that is not traded on a national securities exchange or Nasdaq or that has an exercise price of less than $5.00 per share, subject to certain exceptions. As a result, our common stock is subject to rules that impose additional sales practice requirements on broker-dealers that sell such securities to persons other than established customers and accredited investors (generally those with assets in excess of $1,000,000 or annual income exceeding $200,000, or $300,000 together with their spouse). For transactions covered by these rules, the broker-dealer must make a special suitability determination for the purchase of such securities and have received the purchaser's written consent to the transaction prior to the purchase. Further, if the price of the stock is below $5.00 per share and the issuer does not have $2.0 million or more net tangible assets or is not listed on a registered national securities exchange or Nasdaq, sales of such stock in the secondary trading market are subject to certain additional rules promulgated by the Securities and Exchange Commission. These rules generally require, among other things, that brokers engaged in secondary trading of penny stocks provide customers with written disclosure documents, monthly statements of the market value of penny stocks, disclosure of the bid and asked prices, and disclosure of the compensation to the broker-dealer and the salesperson working for the broker-dealer in connection with the transaction. These rules and regulations may affect the ability of broker-dealers to sell our common stock, thereby effectively limiting the liquidity of our common stock. These rules may also adversely affect the ability of persons that acquire our common stock to resell their securities in any trading market that may exist at the time of such intended sale.

We may not be able to obtain additional financing.

There can be no assurance that any net proceeds we receive from the exercise of outstanding warrants of this offering will satisfy our capital needs. We may require additional capital to address unanticipated expenses. There is no assurance that additional financing will be available when needed on terms favorable to us or at all. The unavailability of adequate financing on acceptable terms could have a material adverse effect on our financial condition and on our continued operation.

Risk Factors Relating to our Industry

Operational hazards for which we do not maintain insurance are inherent in the exploration, drilling, and production of oil and gas.

Usual operational hazards incident to our industry include blowouts, cratering, explosions, uncontrollable flows of oil, natural gas or well fluids, fires, pollution, releases of toxic gas, and other environmental hazards and risks. These hazards can cause personal injury and loss of life, severe damage to and destruction of property and equipment, pollution or environmental damage, and suspension of operations. We do not maintain insurance to cover operational hazards, but rely on our agreements that require the operator of the properties in which we have an interest to maintain $1.0 million workers' compensation, $1.0 employer's and general liability, $2.0 million aggregate general liability, $5.0 million well control, and $5.0 million bodily injury and property damage insurance coverage. The insurance policies purchased under this covenant include us as the owner of a nonoperating working interest as an insured under such policies. We cannot assure that we could obtain or that Bayshore or our contractors will be able to continue to obtain insurance coverage for current or future activities. Further, we cannot assure that any insurance obtained will provide coverage customary in the industry, be comparable to the insurance now maintained, or be on favorable terms or at premiums that are reasonable. The insurance maintained by Bayshore or our contractors does not cover all of the risks involved in oil and gas exploration, drilling, and production, and if coverage does exist, may not be sufficient to pay the full amount of such liabilities. We may not be insured against all losses or liabilities that may arise from all hazards because such insurance may not be available at economical rates, the respective insurance policies may have limited coverage, and other factors. For example, insurance against risks related to violations of environmental laws is not maintained. The occurrence of a significant adverse event that is not fully covered by insurance or for which the coverage is insufficient to cover aggregate losses could expose us to liability because we may be responsible for our working interest share of the damages in excess of any related insurance coverage. Further, we cannot assure that adequate levels of insurance will be maintained for our benefit in the future at rates we consider reasonable. The occurrence of any of these risks could lead to a reduction in the value of our Company and the loss of investments made by purchasers of our stock.

We could incur expenses and be forced to interrupt exploration, development, or production to comply with environmental and other governmental regulations.

Our business is governed by numerous laws and regulations at various levels of government governing the operation and maintenance of our facilities, the discharge of materials into the environment, and other environmental protection issues. The laws and regulations may, among other potential consequences, require that permits be acquired before commencement of drilling on any of the properties in which we have an interest, restrict the substances that can be released into the environment with drilling and production activities, limit or prohibit drilling activities on protected areas such as wetlands or wilderness areas, require that reclamation measures be taken to prevent pollution from former operations, require remedial measures to mitigate pollution from former operations, such as plugging abandoned wells and remediating contaminated soil and groundwater, and require remedial measures to be taken with respect to property designated as a contaminated site. Under these laws and regulations, we could be liable for personal injury, clean-up costs, and other environmental and property damages, as well as administrative, civil, and criminal penalties. We do not maintain insurance coverage for sudden and accidental environmental damages or environmental damage that occurs over time. We do not believe that insurance coverage for the full potential liability of environmental damages is available at a reasonable cost. Accordingly, we could be liable, or could be required to cease production on properties, if environmental damage occurs. The costs of complying with environmental laws and regulations in the future may harm our business. Furthermore, future changes in environmental laws and regulations could result in stricter standards and enforcement, larger fines and liability, and increased capital expenditures and operating costs, any of which could have a material adverse effect on our financial condition or results of operations.

Our results of operations as well as the carrying value of our oil and gas properties are substantially dependent upon the prices of oil and natural gas, which historically have been volatile and are likely to continue to be volatile.

Our results of operations and the ceiling on the carrying value of our oil and gas properties are dependent on the estimated present value of proved reserves, which depends on the prevailing prices for oil and gas, which are and are likely to continue to be volatile. Recent world events have significantly increased oil and gas prices, but we cannot assure that such prices will continue. Various factors beyond our control affect prices of oil and natural gas, including political and economic conditions; worldwide and domestic supplies of and demand for oil and gas; weather conditions; the ability of the members of the Organization of Petroleum Exporting Countries to agree on and maintain price and production controls; political instability or armed conflict in oil-producing regions; the price of foreign imports; the level of consumer demand; the price and availability of alternative fuels; and changes in existing federal and state regulations. Current prices for oil are at or near historical highs, and any significant decline in oil or gas prices could have a material adverse effect on our operations, financial condition, and level of development and exploration expenditures and could result in a reduction in the carrying value of our oil and gas properties. Further, we have no proved reserves. If we had proved reserves, any decline in prices would cause a reduction in the amount of any reserves and, in turn, in the amount that we might be able to borrow to fund development and acquisition activities. To date, we do not believe that the lack of reserves has hindered our efforts to obtain the capital we have sought.

We cannot predict whether production or reserves will be established on properties in which we have an interest.

The decision to develop, exploit, purchase, or explore a property will depend, in part, on our assessment of the information we are provided by Bayshore about potential recoverable reserves, future oil and natural gas prices and operating costs, potential environmental and other liabilities risks, and other factors that are beyond our control. Such assessments are necessarily inexact, and their accuracy is inherently uncertain. Results from previous exploration and production in the Cooke Ranch area by others do not assure that hydrocarbons in commercial quantities exist in the areas in which we have or may obtain an interest or that we may discover or recover any reserves in place. Even if geophysical and geological analyses and engineering studies, which often produce inconclusive or varied interpretations, indicate high reserve potential of a prospect or project, there can be no assurance that our development, exploitation, acquisition, or exploration activities will result in establishing reserves or that we will be successful in drilling productive wells.

In general, the volume of production from oil and natural gas properties declines as reserves are depleted. Except to the extent we conduct successful development, exploitation, and exploration activities or acquire properties containing proved reserves, or both, any reserves we establish will decline as reserves are produced.

We have no proved reserves, and any future estimates we may make of quantities of proved oil and gas reserves we may have in the future and projected rates of production and the timing and results of development expenditures may prove inaccurate because of numerous uncertainties.

We are testing geological formations that have not previously been explored or produced widely in the Cooke Ranch area, so our wells should be considered exploratory unless and until there is greater drilling experience. Because of the limited drilling of the geological formations that we are drilling, we cannot forecast the anticipated results of drilling, even though a particular drilling site may be adjacent to or nearby a producing well.

We currently have no proved reserves and will be able to establish reserves only if the results of drilling provide sufficient engineering and geological data to demonstrate with reasonable certainty that our properties contain hydrocarbons that may be recoverable in future years from known reservoirs under existing economic and operating conditions. We can establish reserves respecting an individual well only after, if ever, we have sustained production from such well over several months and have related engineering and geological data to demonstrate the existence and recoverability of hydrocarbons. We cannot assure that we will be able to establish proved reserves in any well we drill. We will be unable to estimate precisely any reserves we may establish. Oil and gas reserve engineering is a subjective process of estimating underground accumulations of oil and gas that cannot be measured in an exact way, and estimates of other engineers might differ. The accuracy of any reserve estimate is a function of the quality of available data and of engineering and geological interpretation and judgment. Results of drilling, testing, and production subsequent to the date of an estimate may justify revision of such estimate. Accordingly, reserve estimates are often significantly different from the quantities of oil and gas that are ultimately recovered. In addition, estimates of our future net revenues from any future proved reserves and the present value thereof are based on certain assumptions regarding future oil and gas prices, production levels, and operating and development costs that may not prove to be correct. Any significant variance in these assumptions could materially affect our estimated quantity of reserves and future net revenues therefrom.

Risk Factors Relating to Control by Our Officers and Directors; Impediments to Change of Control

> *Our officers and directors will continue to control us following this offering, and they may take actions that are not in the best interests of our other stockholders.*

Following the completion of this offering, Robert Freiheit, Keith J. McKenzie, and Thomas J. Manz, officers and directors, will collectively beneficially own approximately 38.4% of our common stock. See "Principal Stockholders." Accordingly, by virtue of their ownership of shares, the stockholders referred to above acting together may effectively have the ability to influence significant corporate actions. Such actions include the election of our directors and the approval or disapproval of fundamental corporate transactions, including mergers, the sale of all or substantially all of our assets, liquidation, and the adoption or amendment of provisions in our articles of incorporation and bylaws. Such actions could delay or prevent a change in our control. See "Principal Stockholders" and "Description of Securities." In addition, the Nevada Revised Statutes restrict business combinations with interested stockholders, and our articles of incorporation contain provisions that may discourage, delay, or prevent a third party from acquiring control of the company by means of a tender offer, a proxy contest for a majority of the board of directors, or otherwise. See "Description of Securities—Article and Bylaw Provisions."

FORWARD-LOOKING STATEMENTS

This prospectus contains statements about the future, sometimes referred to as "forward-looking" statements. Forward-looking statements are typically identified by use of the words "believe," "may," "could," "should," "expect," "anticipate," "estimate," "project," "propose," "plan," "intend," and similar words and expressions. Statements that describe our future strategic plans, goals, or objectives are also forward-looking statements.

Readers of this prospectus are cautioned that any forward-looking statements, including those regarding us or our management's current beliefs, expectations, anticipations, estimations, projections, strategies, proposals, plans, or intentions, are not guarantees of future performance or results of events and involve risks and uncertainties, such as:

- future drilling and other exploration schedules and sequences for wells and other activities;

- future results of drilling individual wells and other exploration and development activities;

- future variations in well performance as compared to initial test data;

- the ability to economically develop discovered reserves;

- the prices at which we may be able to sell oil or gas;

- exploration and development priorities and the financial and technical resources of the operator of the properties in which we have an interest or contractors that provide us with field services;

- uncertainties inherent in estimating quantities of proved reserves and actual production rates and associated costs;

- future events that may result in the need for additional capital;

- the cost of additional capital that we may require and possible related restrictions on our future operating or financing flexibility;

- our future ability to attract industry or financial participants to share the costs of exploration, exploitation, development, and acquisition activities;

- future plans and the financial and technical resources of industry or financial participants; and

- other factors.

The forward-looking information is based on present circumstances and on our predictions respecting events that have not occurred, that may not occur, or that may occur with different consequences from those now assumed or anticipated. Actual events or results may differ materially from those discussed in the forward-looking statements. The forward-looking statements included in this prospectus are made only as of the date of this prospectus.

Readers of this document are cautioned that any forward-looking statements, including those regarding us or our management's current beliefs, expectations, anticipations, estimations, projections, proposals, plans, or intentions, are not guarantees of future performance or results of events and involve risks and uncertainties.

NET PROCEEDS

We will not receive any proceeds from the disposition of the shares of common stock by the selling security holders or their transferees.

Assuming there is no cashless exercise of warrants, net proceeds of up to $3,807,750 that we may receive from the exercise of up to 1,269,250 warrants to purchase common stock that may be sold pursuant to this prospectus will be used for exploration and development of our interest in the Cooke Ranch area or other areas and for general corporate purposes.

DETERMINATION OF OFFERING PRICE

Each selling security holder and any of its pledgees, assignees, and successors-in-interest may, from time to time, sell any or all of their shares using this prospectus in transactions initially at $1.25 per share until our shares are quoted on the Pink Sheets or the OTC Bulletin Board and thereafter at prevailing market prices or privately negotiated prices. These sales may be at fixed prices or negotiated prices, as determined by the selling security holder, and after our shares are quoted may change during the offering.

The price at which shares may be sold initially until our shares are quoted has been determined by us, after informal conversations with various randomly selected selling security holders. The estimated price of $1.25 is the same price at which cash investors purchased an aggregate of 2,452,100 of the shares to be offered and sold pursuant to this prospectus, without ascribing any value to the 1,226,050 warrants with an exercise price of $3.00 issued at the same time.

LIMITED MARKET FOR COMMON STOCK

Pricing Information for Common Stock

Our common stock has been traded in the over-the-counter market and was reported in the Pink Sheets published by Pink Sheets, LLC, between June 2005 and January 4, 2006. However, our common stock has only been quoted on the Pink Sheets on an unsolicited basis. Pink Sheets has not received notices of the NASD clearing a market maker to publish its proprietary quotations in our securities or that we have registered with the Securities and Exchange Commission as a reporting issuer under the Securities Exchange Act. As such, Pink Sheets states that adequate current information may not be publicly available for us. Pink Sheets believes adequate current information should be publicly available when a security first enters public markets and that current financial information should continue to be provided on a quarterly basis. Pink Sheets discontinued the display of quotes on pinksheets.com for our securities until such information is made available by us.

Similarly, while Nasdaq does not provide quotations in our securities, it does report pricing and volume information for transactions in our securities reported to it by securities broker-dealers.

During the last year, the trading price of our common stock has varied from a low of approximately $0.75 to a high of approximately $3.27. Since January 1, 2006, there have been high price quotations on March 20 and 21, 2006, of $3.27. Of those two days, there were reportedly no shares traded on March 21 and 40,735 shares traded on March 20 for an aggregate value, based on the high price quotation of the day, of $133,203. There were also high price quotations of $3.15 on March 22, 23, 27, and 30 of 2006. During this period, there were reportedly 52,394 shares traded for an aggregate value, based on the high price quotations on those days, of $165,041. Except for the foregoing, the high price quotations since January 1, 2006, have been between $0.95 and $3.10 per share. During the first, second, third, and fourth quarters of 2006, there were approximately 48, 62, 54, and 49 days of trading in our common stock, respectively. The aggregate trading volumes for each of the first, second, third, and fourth quarters were 609,042, 503,265, 740,724, and 220,749 shares, respectively. Based on the aggregate volume of trading per month and the number of days of trading in our common stock per month, there was an average volume of shares traded per day in our common stock of approximately 3,453 shares per day in January 2007 and in 2006, 4,411 shares per day in December; 4,087 shares per day in November; 2,514 shares per day in October; 7,671 shares per day in September; 20,638 shares per day in August; 13,394 shares per day in July; 7,179 shares per day in June; 6,238 shares per day in May; 11,281 shares per day in April; 18,083 shares per day in March; 9,810 shares per day in February; and 5,362 shares in January.

The numbers above reflect the limited trading volume of our common stock, which creates the potential for significant changes in the trading price of our common stock as a result of relatively minor changes in the supply and demand. It is likely that trading prices and volumes for our common stock will fluctuate in the future, without regard to our business activities.

The following table sets forth for the fiscal year periods indicated the high and low closing prices for our common stock as reported under the symbol "PXTE" by Nasdaq or the Pink Sheets as noted above:

	Low	High
2007:		
First Quarter	$ 0.95	$ 1.45
2006:		
Fourth Quarter	1.20	1.65
Third Quarter	1.30	3.00
Second Quarter	2.30	3.10
First Quarter	0.95	3.15
2005:		
Fourth Quarter	0.70	1.16
Third Quarter	0.90	1.70
Second Quarter	0.25	1.10

On April 3, 2007, the Pink Sheets reported that the closing price for our common stock was $1.20 per share. These quotations do not include sales commissions or dealer mark-ups or markdowns and do not represent actual transactions.

Penny Stock Regulations

Our stock is presently regulated as a penny stock, and broker-dealers will be subject to regulations that impose additional requirements on us and on broker-dealers that want to publish quotations or make a market in our common stock. The Securities and Exchange Commission has promulgated rules governing over-the-counter trading in penny stocks, defined generally as securities trading below $5.00 per share that are not quoted on a securities exchange or Nasdaq or which do not meet other substantive criteria. Under these rules, our common stock is currently classified as a penny stock. As a penny stock, our common stock is currently subject to rules promulgated by the Securities and Exchange Commission that impose additional sales practice requirements on broker-dealers that sell such securities to persons other than established customers and institutional accredited investors. For transactions covered by the rule, the broker-dealer must make a special suitability determination for the purchaser and receive the purchaser's written consent to the transaction prior to sale. Further, if the price of the stock is below $5.00 per share and the issuer does not have $2.0 million or more net tangible assets or is not listed on a registered national securities exchange or Nasdaq, sales of such stock in the secondary trading market are subject to certain additional rules promulgated by the Securities and Exchange Commission. These rules generally require, among other things, that brokers engaged in secondary trading of penny stocks provide customers with written disclosure documents, monthly statements of the market value of penny stocks, disclosure of the bid and asked prices, and disclosure of the compensation to the broker-dealer and the salesperson working for the broker-dealer in connection with the transaction. These rules and regulations may affect the ability of broker-dealers to sell our common stock, thereby effectively limiting the liquidity of our common stock. These rules may also adversely affect the ability of persons that acquire our common stock to resell their securities in any trading market that may exist at the time of such intended sale.

Common Stock

As of April 3, 2007, we had 22,976,139 shares of common stock issued and outstanding. We do not have any shares of preferred stock issued and outstanding. We are registering the resale of 4,621,350 shares of common stock for the selling security holders identified in this prospectus.

As of <u>April 3</u>, 2007, we had reserved for issuance on exercise of options and warrants an aggregate of 1,644,250 shares of common stock, with a weighted average exercise price of $3.00 per share.

As of <u>April 3</u>, 2007, there were approximately 290 beneficial holders of our common stock.

Dividend Policy

We have never paid cash dividends on our common stock and do not anticipate that we will pay any dividends in the foreseeable future. We intend to reinvest any future earnings to further expand our business.

MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

This discussion contains forward-looking statements. Our actual results could differ materially from those set forth as a result of general economic conditions and changes in the assumptions used in making such forward-looking statements. The following discussion plan should be read together with the audited financial statements and accompanying notes and the other financial information appearing elsewhere in this prospectus.

Historical Operations

We are a small oil and gas exploration and production company. In June 2005, we acquired our first working interest in an oil and gas property. The Cooke No. 3 well was drilled in 2005 and commenced production in November 2005. We began production from another well in June 2006 and from two additional wells in late 2006. Through December 31, 2006, we have acquired additional interests in oil and gas properties and drilled three additional dry holes. We continue to be considered an exploration-stage company due to the absence of significant revenue.

We have no proved reserves. For the period from June 30, 2004, the date of our inception, to December 31, 2006, we have incurred $3,472,000 of costs and operating expenses, principally consisting of an impairment loss of $1,740,000 on oil and gas properties, $672,000 of general and administrative expenses, and $1,024,000 of stock-based compensation related to the issuance of common stock for the initial services of our chief operating officer, a grant to a director of options to purchase 375,000 shares of common stock, and the issuance of common stock to consultants for financial advisory, public relations, and geological advisory services. The impairment loss of $1,740,000 was due to the determination by us that capitalized costs for wells drilled were in excess of estimated present value of future cash flow from those wells.

We have relied significantly upon the issuance of common stock and promissory notes to finance our exploration-stage operations. In certain cases, the promissory notes were accompanied by some form of equity interest, including stock and beneficial conversion features. Generally accepted accounting principles require that the proceeds from promissory notes and the equity interests be accounted for by allocating a portion of the proceeds to the equity interests and recording a corresponding discount to the notes. This discount was amortized over the terms of the notes (or through the date of conversion into common stock) and recorded as a noncash expense characterized as "interest expense from amortization of discount on secured convertible notes and other debt." These charges totaled $957,372 as of December 31, 2006.

In connection with an offering of common stock and warrants in April 2006, we entered into a registration rights agreement that, among other matters, provides for the payment by us of 1% per month (up to a maximum of 18%) of the proceeds of the offering in partial liquidated damages for our failure to file a registration statement by June 30, 2006, and meet certain other deadlines until the registration statement is declared effective. We determined that the features of the partial liquidated damages provision of the registration rights agreement in relation to the deadlines for the registration statement to be declared effective cause this arrangement to be accounted for under Financial Accounting Standards Board Staff Position on EITF 00-19 (FSP EITF 0019-2). In accordance with FSP EITF 0019-2, we have recorded an estimated liability of $400,000 (plus interest of $7,778 through December 31, 2006) for probable payments that will be payable under the registration rights agreement. The estimated penalty has been charged against the proceeds from the offering, after recognizing a cumulative-effect adjustment to stockholders' equity and specifically to retained earnings (deficit) on October 1, 2006, for the change in the method of accounting for the registration payment arrangement in accordance with FSP 00-19-2.

As of December 31, 2006, we have acquired oil and gas properties with a carrying value of $2,284,000 through the payment of cash and the issuance of common stock, after the recognition of $1,740,000 in impairment loss as described above. At December 31, 2006, we had current assets of $806,000, principally consisting of cash and cash equivalents remaining from a private placement of our common stock and had current liabilities of $527,000, resulting in working capital of $279,000.

Plan of Operations

During the next 12 months, we will re-complete the Cartwright No. 1 well and will complete the Fiedler No. 1 well, for an estimated total costs of approximately $106,875 and $123,113, respectively. We are also paying $20,000 to participate in a two-dimensional seismic survey on the Cooke Ranch. At December 31, 2006, we had working capital of $279,000, which we expect to be sufficient to complete these items, including any reasonable cost overruns that may occur. We have minimal current liabilities. We also maintain a liability reserve of $408,000 for payments that would have to be paid investors for failure or delay in registering the resale of securities pursuant to this prospectus. For a more detailed explanation, see Note 5 of the December 31, 2006, financial statements. To the extent selling security holders agree to waive any such penalties, the funds made available would be used for operations.

To the extent that we are successful in finding and producing oil and gas, of which there is no assurance, proceeds from that activity would be added to our working capital reserves and be available to fund future exploration.

As of the date of this prospectus, we have paid $305,000 for the additional acreage acquired to date in our lease expansion program being undertaken jointly with Bayshore adjacent to or nearby the Cooke Ranch. Obtaining additional acreage would require the expenditure of funds that we may not currently have. Our current level of cash required for general and administrative costs is generally funded by our share of production proceeds from producing wells. We intend to limit increases in general and administration expenses until and unless we have additional revenue from production.

We believe that we have sufficient funds to operate throughout the next 12 months. However any expansion beyond our current plans to re-complete the Cartwright No. 1 well, pay our share of the two-dimensional seismic study, and complete the Fiedler No. 1 well, will require additional capital funding. We intend to continue to seek drilling opportunities on the acreage in which we currently have an interest or in other acreage and to consider the possible acquisition of producing properties. We do not have funds to undertake any of these activities and would have to obtain funding from external sources. We believe that additional capital funding is available through private or public equity financing or perhaps bank financing. Success in the field will enhance our opportunities to obtaining financing, but we will probably need to obtain reserve reports and have sufficient length of production to obtain favorable financing arrangements. Furthermore, outside events such as the price of oil, the condition of the stock market, and interest rate levels could affect our ability to obtain financing. Our ability to obtain financing may also be affected by antidilution provisions contained in the warrants we have issued, as described below under "Description of Securities." At this time, we have no financing arrangements in place.

BUSINESS AND PROPERTY

General

We are a small oil and gas exploration company participating with minority working interests in oil and gas drilling in the Cooke Ranch field in La Salle County, Texas, operated by Bayshore.

We have working interests ranging from 9% to 31.75% (net revenue interests ranging from 6.8875% to 23.8125%) in the various wells in which we have participated. At December 31, 2005, we had received revenue from recently initiated limited test production from our first well, but had no proved reserves. Since December 31, 2005, production from this first well continued, and in November 2006 we initiated production from the Cooke No. 5 well. Production also commenced from the Cooke No. 2 well in November 2006. Another well, the Cartwright No. 1, which has not produced since November 2006, is expected to be re-completed in the same formation from which the Cooke No. 2 well produces. As of the date of the prospectus, we have an aggregate of 0.73 net producing wells with production of approximately 295 thousand cubic feet, or Mcf, of gas and 108 barrels of oil per day. During 2006, we participated in three wells that were plugged and abandoned.

Outside our initial Cooke No. 3 well and its 40-acre drilling location, we have a 31.75% working interest (23.8125% net revenue interest) in the 8,843-acre balance of the Cooke Ranch, are participating in a program to acquire up to a 75% working interest in leases adjacent to the Cooke Ranch. We also participated with a 10.0% working interest (7.0% net revenue interest) in an exploratory well in an approximately 168 gross-acre prospect in Jefferson County, Texas, which was dry and has been plugged and abandoned. In addition to drilling an additional Cooke Ranch well, re-completing the Cartwright No. 1 well, and completing the Fiedler No. 1 well, we intend to provide approximately $20,000 to participate with a 31.75% working interest (23.8125% net revenue interest) in a two-dimensional seismic study of proposed drilling locations to site up to 10-12 wells in which we intend to participate in the Cooke Ranch area provided we are able to obtain required additional financing.

We are dependent on Bayshore, the operator of all of the properties in which we have a working interest, except the McDermand No. 1 exploratory well, which was plugged and abandoned, to increase production and establish reserves. We have issued an aggregate of 907,000 shares of common stock to Bayshore or its principal, Jamin Swantner, as partial consideration for various exploration rights, along with 100,000 shares for advisory services, so that together with an additional 50,000 shares they have acquired privately, they are now the owners of approximately 4.6% of our issued and outstanding stock. They may sell up to 138,903 of their shares pursuant to this prospectus. In addition to issuing common stock, we have paid Bayshore $176,800 in cash as additional consideration for exploration rights, $81,023 for seismic studies and well drilling and completion costs, and $305,000 to acquire additional exploration rights and leasehold near the Cooke Ranch.

In July 2006, Bayshore introduced us to Howard Exploration, an independent oil and gas firm that is not affiliated with either Bayshore or us, about possibly participating in a prospect in the South Nome Field in Jefferson County, Texas. We agreed to provide $160,000 for costs to drill the McDermand No. 1 test on this prospect, for a 10.0% working interest (7.0% net revenue interest). The well was drilled to a total depth of approximately 8,750 feet in December 2006 and was dry and was plugged and abandoned on December 24, 2006. We have no further obligation under this participation, except that we would have the right to participate with a 10% working interest in any further operations that may be proposed. We do not anticipate that further activities will be conducted in the foreseeable future on this prospect or that we will enter into future participation arrangements with Howard Exploration on other prospects.

We may diversify our opportunities and risk by seeking working interests in other prospects, relying on the experience and expertise of other operators, rather than building an internal exploration capability.

Business Strategy

Our strategy is to expand our additional working interest holdings in the area surrounding the Cooke Ranch in an effort to increase our production and cash flow and build reserves through exploration and development drilling. The principal components of our business strategy are:

- *Rely on the Exploration Expertise of Others*. We will continue to rely on the technical expertise and experience of the operator of the properties in which we have an interest, consultants, and others in order to reduce our ongoing general and administrative expenses.

- *Focus on the Cooke Ranch Area.* We believe we can best use our limited financial and other resources by continuing to focus on the Cooke Ranch area in La Salle County, Texas, where the operator of the properties in which we have an interest and other service firms and consultants with which we have worked have experience and expertise.

- *Balance Our Opportunities.* While we intend to continue to focus on the Cooke Ranch area for our core operations in the near term, we intend to diversify and balance our exploration opportunities and our risk profile by seeking additional exploration or development opportunities in other areas in which we might be able to team with operators having experience and expertise.

Previous Exploration on the Cooke Ranch

In 1959, Pan American Petroleum Company established production from the Edwards formation at approximately 10,300 to 10,900 feet on oil and gas leases on the 8,883-gross-acre Cooke Ranch. These wells are still producing. Beginning in 1983, Bayshore became involved with the Cooke Ranch leases and drilled, completed, and produced over 25 wells located in the Edwards and Wilcox formations at 10,300-10,900 and 4,100-5,500 feet, respectively, and in 2004, in the Olmos formation at approximately 7,900 feet. Bayshore is owned and managed by Jamin Swantner, an independent petroleum geologist with over 26 years of experience in evaluating, developing, drilling, and producing oil and gas prospects along the Texas and Louisiana gulf coast for Bayshore and Jamin Energy, Inc.

Recent Activities

Cooke No. 3 Well

On June 6, 2005, we issued 507,000 shares of common stock to Bayshore at an agreed value of $380,250 and agreed to pay up to $64,415 for completion costs to acquire a 3.25% working interest (2.4375% net revenue interest) from Bayshore in a 40-acre drilling site and a deep test, the Cooke No. 3 well, to approximately 21,000 feet to test the Smackover formation on the Cooke Ranch.

On July 28, 2005, we agreed to acquire an additional 8.5% working interest (6.375% net revenue interest) in the Cooke No. 3 well and drilling site by paying $994,500 in cash and assumption of liabilities, and agreeing to pay up to $168,470 for completion costs for the Cooke No. 3 well. On July 25, 2005, we agreed to farm out to Maxim Resources, Inc., an otherwise unrelated firm, a 2.75% working interest (1.925% net revenue interest) in the Cooke No. 3 well and its 40-acre proration unit, or drilling site, only in consideration of a $380,250 cash payment and the agreement to pay up to $64,415 for completion costs. As a result of the above agreements, we retained a 9% working interest (6.8875% net revenue interest) in the Cooke No. 3 well, and an 11.75% working interest (8.8125% net revenue interest) in the balance of the 8,843-acre Cooke Ranch leases outside the Cooke No. 3 well and 40-acre drilling site.

The proposed Cooke No. 3 well 21,000-foot Smackover test was commenced in July 2005. After drilling to about 17,500 feet, the operator, Bayshore, recommended to the working interest owners to cease drilling operations, thereby enabling the balance of the operating funds to be allocated to attempt to complete the well at a depth of approximately 6,800 feet in the Escondido formation. The Cooke No. 3 was completed as an oil well in the Escondido formation from 6,612 to 6,662 feet in November 2005. It had an initial flow rate during a sustained test of 24 hours at the average rate of 188 barrels of oil per day and 250 Mcf of gas on a 14/64 inch choke. During the second half of 2006, this well produced oil at an average rate of 2,008 barrels per month and gas at an average rate of 5,754 Mcf per month.

Cartwright No. 1 Well

On November 20, 2005, we agreed to pay $198,000 for a 20% working interest (approximately 14.6% net revenue interest after recovery of drilling and completion costs) to drill to total depth, plus up to $90,000 for costs to complete, if warranted, in the Cartwright No. 1 well. We also paid $73,200 for our share of the drilling costs attributable to the 11.75% working interest we already held in this well. On December 30, 2005, we entered into a revised agreement relating to the Cartwright No. 1 well in which we agreed to pay $237,800 for our 20% working interest in the Cartwright No. 1 well, plus $176,800 for a 20% working interest in the Cooke Ranch leases, excluding the Cooke No. 3 well and drilling site. As a result of this agreement, we have a total of a 31.75% working interest (23.8125% net revenue interest) in the entire Cooke Ranch 8,843-acre leases outside the Cooke Ranch No. 3 40-acre drilling site.

The second well, the Cartwright No. 1, was drilled to a total depth of 6,950 feet in the 40-acre drill-site spacing location adjacent to the Cooke No. 3 well in March 2006. We paid $273,200 for our share of the drilling costs on this well. The well was completed for production, but produced only intermittently from zero to 15 barrels per day, for an average monthly production of approximately 127 barrels of oil during the second half of 2006, with no production on some days. The well has not been in production since November 2006. Based on information gathered from the subsequent drilling and completion of the Cooke No. 2 well discussed below, we intend to re-enter the Cartwright No. 1 well and attempt to re-complete it in the zone that is productive in the Cooke No. 2 well.

Based on the evaluation of drill test and available geophysical data, we elected to participate in a three-dimensional seismic study at the area as a guide to further drilling. The three-dimensional seismic survey of approximately 2,560 acres in the Cooke Ranch has now been completed and partially evaluated by Bayshore, which used this recently acquired data to assist in locating the first well of our 2006 four-well drilling program. That well was commenced in July 2006. We will provide approximately $20,000 to participate in a two-dimensional survey of proposed drilling prospects to site up to 10-12 wells in which we intend to participate in the Cooke Ranch, subject to available funding.

Cooke No. 4 Well

A third well, the Cooke No. 4 well, began drilling in August 2006 and reached a total depth of 7,000 feet on August 9, 2006, but was dry and was plugged and abandoned as not commercially viable.

Cartwright No. 2 Well

The Cartwright No. 2 well, began drilling on October 22, 2006, and reached a total depth of 6,900 feet and was tested on November 2, 2006, but was also dry and was plugged and abandoned as not commercially viable.

Cooke No. 5 Well

The Cooke No. 5 well, located approximately 1,200 feet northwest of the Cooke No. 3 initial well, reached a total depth of 6,850 feet on September 3, 2006. Bayshore completed this well for production in an approximately 200-foot section in the Escondido formation below a depth of approximately 6,650 feet and in November 2006 initiated production as it completes the installation of a tank battery and gas-gathering system and pipeline connection. We did not receive revenue from this well until after December 31, 2006.

Cooke No. 2 Well

On October 12, 2006, we reached an agreement with Bayshore to bear 25% of the actual costs of re-completing the Cooke No. 2 well on the Cooke Ranch, estimated at approximately $500,000 for 100% of the working interest, in order to acquire a 25% working interest (17.5% net revenue interest) in the well and related 160 gross-acre drilling site. Bayshore re-completed the well in an approximately 45-foot section at a depth of approximately 6,400-6,445 feet in the Escondido formation and in November 2006 initiated production as it completed the installation of a tank battery and construction of gas-gathering system and an approximately 4,000-foot pipeline connection.

McDermand No. 1 Well

On November 7, 2006, we entered into an agreement with Bayshore to earn a 10% working interest (7% net revenue interest) in the McDermand No. 1 well to a targeted 8,750-foot depth and related 160-acre site in the South Nome Field in Jefferson County, Texas, by paying $160,000 in drilling costs plus $50,000 for completion costs, if warranted, under a fixed price, or turnkey, drilling contract. Under this agreement we agreed to designate Howard Exploration, which is not affiliated with either Bayshore or us, as the field operator conducting day-to-day operations and joined in an industry standard joint operating agreement with all other working interest owners. Howard Exploration agreed to obtain necessary permits to conduct proposed operations, contract with a third party driller, log and test the well, provide us with specified drilling and test result reports, and assign the agreed working interest percentage upon our satisfaction of our covenants.

After reaching a total depth of 8,680 feet on November 30, 2006, the drill pipe broke off in the hole. The contract driller has now diverted, or sidetracked, from the original hole at approximately 2,200 feet and re-drilled to target depth. Target depth was reached in late December 2006, but the well was dry and was plugged and abandoned.

We have no further obligation under this participation, except that we would have the right to participate with a 10% working interest in any further operations that may be proposed. We do not anticipate that further activities will be conducted in the foreseeable future on this prospect or that we will enter into future participation arrangements with Howard Exploration as the operator on other prospects.

Fiedler No. 1 Well

In January 2007, we entered into an agreement to drill our first well on acreage that we had obtained under our program to acquire exploration rights outside but nearby the Cooke Ranch. As part of our agreement regarding this well, we conveyed our 75% working interest in the 40-acre drilling location to Bayshore, which obtained drilling funding from others that provided 100% of the cost to drill the Fiedler No. 1 well to total depth, subject to our right to acquire an 18.75% working interest in the well, which we have exercised by paying $123,113 in completion costs. We continue to hold a 75% working interest in the 600 gross acre balance of the Fiedler lease, which will continue in force without annual lease payments if the Fiedler No. 1 well is productive.

Oil and Gas Sales

Oil from the wells is placed into tank batteries and picked up by one of several purchasers in the area as required. During 2006, all of our oil, which accounted for approximately $129,000 of our revenues, and all of our gas, which accounted for approximately $41,000 of our revenues, was sold on our behalf by Alamo Operating Company, L.C.

A sweet gas and sour gas pipeline runs through the Cooke Ranch with adequate excess capacity to handle foreseeable production from wells that we might drill. "Sour gas" is a natural gas containing small amounts of hydrogen sulfide (H_2S) and carbon dioxide (CO_2), while "sweet gas" is a natural gas that does not contain hydrogen sulfide or significant quantities of carbon dioxide. A "sweet gas and sour gas pipeline" can carry both of these types of natural gas.

The oil from the Cooke No. 3 well is light, sweet crude, with a 47 American Petroleum Institute specific gravity. The American Petroleum Institute is an oil and natural gas industry trade association that standardizes certain measurements in the industry, including specific gravity measurements of oil. "Specific gravity" is the dimensionless ratio of the weight of a material to that of the same volume of water. A higher specific gravity rating in crude oil generally means it is lighter, has fewer impurities, will require less refining, and will ultimately yield more petroleum products per barrel than a lower specific gravity oil. An American Petroleum Institute specific gravity rating of 47 is higher than average and means that crude oil produced from the Cooke No. 3 well will receive a higher than average price per barrel.

The natural gas from the Cooke No. 3 well has a 1,320 British thermal unit, or BTU, rating per cubic foot of natural gas. A British thermal unit, or BTU, is the quantity of heat required to raise the temperature of one pound of water by one degree Fahrenheit. The higher the BTU rating of natural gas, the higher the price paid for it. A natural gas rating of 1,320 BTU per cubic foot means that we receive an adjusted price from gas from the Cooke No. 3 well that is higher than the regular posted price.

Lease Expansion Program

On March 16, 2006, we entered into a lease acquisition letter agreement with Bayshore to acquire oil and gas exploration rights on approximately 3,200 additional, specifically identified acres near the Cooke Ranch. We paid Bayshore $305,000 and issued 100,000 shares of common stock for 50% of the lease and lease option acquisition costs. If less than all targeted 3,200 acres are acquired, the pro rata portion of our money not required for the lease acquisition program will be returned to us. To date, we have acquired approximately 2,268 acres adjacent to or nearby the Cooke Ranch and currently have no further pending acquisitions or related commitments or obligations. Under this agreement, we initially were to acquire a 50% working interest in the exploration rights acquired, but on June 13, 2006, we exercised our option under the agreement to increase to 75% our working interest to be acquired upon payment of an additional 25% of the acquisitions costs.

As a supplement to our acquisition agreement under which we acquired the above 2,268 acres, on April 17, 2006, we entered into another agreement, effective as of March 1, 2006, under which we have identified an area of mutual interest encompassing the 8,883-acre Cooke Ranch leases and extending outward five miles in all directions from the lease boundaries to provide us with the opportunity, for a period of 10 years, to participate as a 75% working interest holder (56.25% net revenue interest) in any additional exploration rights acquired by Bayshore in the area of mutual interest by bearing 100% of the lease acquisition costs. We also are acquiring with Bayshore various working interests of less than 75% in miscellaneous small parcels interspersed among larger parcels in which we may acquire a 75% working interest.

Under the above two agreements with Bayshore, as of December 31, 2006, we had issued 100,000 shares of common stock and paid an aggregate of $305,000 for our 75% working interest (56.25% net revenue interest) in 2,268 additional gross acres. Because, the level of leasing activity from competitors in this area has increased and resulted in an increase in the price of available leases, we may discontinue our leasing efforts.

Drilling and Seismic Program

Bayshore has identified additional drilling sites, some of which are one or two drilling spacing locations away from either the Cooke No. 3 or the Cartwright No. 1 wells, and we anticipate that Bayshore will identify additional drilling tests in which we will participate, subject to obtaining additional funding.

Based on an evaluation by Bayshore and its consultants of the results of drilling and seismic studies completed to date, we have elected to participate in a two-dimensional seismic survey of the proposed drilling prospects on the Cooke Ranch in order to select specific drilling sites. We estimate that our working-interest share of this two-dimensional study will be approximately $20,000 through the first quarter of 2007.

The Cooke Ranch also has existing production from the Wilcox, Escondido, Olmos, and Edwards horizons at various locations. As part of our ongoing exploration effort, we intend to participate in test wells of these horizons as well.

Under our joint venture agreement with Bayshore, we have the right to participate with a 31.75% working interest, or a 23.8125% net revenue interest, in all further drilling on the 8,883-acre Cooke Ranch leases, excluding our initial Cooke No. 3 well. We would have a right to participate with a 75% working interest in drilling on any additional working interest acreage we are acquiring adjacent to the Cooke Ranch. We have no obligations or commitments respecting these rights unless we elect to participate in specific activities proposed by Bayshore as operator.

We will need to obtain additional funding to participate in additional drilling.

Drilling Activities

We had no oil or gas drilling activities prior to 2005. The following table sets forth the wells drilled and completed by us during 2005 and 2006, respectively:

	2005		2006	
	Gross	**Net**	**Gross**	**Net**
Development Wells:				
Producing	--	--	--	--
Nonproducing	--	--	--	--
Total	--	--	--	--
Exploratory Wells:				
Discoveries	1.0	0.1	3.0	0.7
Exploratory Dry Holes	--	--	3.0	0.6
Total	1.0	0.1	6.0	1.3

Subsequent to December 31, 2006, as of February 28, 2007, drilling had reached total depth of 8,170 feet in the Fiedler No. 1 well in which we have an 18.75% working interest (14.6025% net revenue interest), and well completion was scheduled to begin in mid-March 2007.

Productive Wells and Acreage

As of December 31, 2006, we had interests in productive wells as follows:

	Wells		Acreage		Average Daily Production[1]	
	Gross	**Net**	**Gross**	**Net**	**Gross**	**Net**
Oil[2]	4.0	0.7	160	29	108	14.7
Gas	--	--	--	--	295	31.4

_____
(1) Average daily oil production is expressed in barrels of oil per day. Average daily gas production is expressed in thousands of cubic feet per day.
(2) Wells producing both oil and gas were counted as oil wells.

All of the above wells are located in LaSalle County, Texas.

Wells and Acreage

The following table sets forth our gross and net acres of developed and undeveloped oil and gas leases as of December 31, 2005 and 2006, respectively:

	Developed Acreage		Undeveloped Acreage	
	Gross	**Net**	**Gross**	**Net**
December 31, 2005	40	3.6	8,843	2,808
December 31, 2006	160	29.0	11,151	3,393

The above developed acreage excludes the Fiedler No. 1 well and related 40 gross (7 net) acres related to the Fiedler No. 1 well on which completion efforts are scheduled to commence mid-March 2007.

Production, Transportation, and Marketing

As of February 28, 2007, we had an interest in four producing wells in the Cooke Ranch. As of December 31, 2005, we had an interest in one producing well in the Cooke Ranch, the Cooke No. 3, which had an average net daily oil production of approximately 145 barrels. As of December 31, 2006, our aggregate average net daily production from all wells was approximately 110 Mcf of gas and 20 barrels of oil.

Our share of the oil produced is sold at posted field prices to an unaffiliated purchaser. Posted prices are generally competitive among crude oil purchasers. Our crude oil sales contracts may be terminated by either party upon 30 days' notice.

No Proved Reserves

We have no proved reserves.

Operational Hazards and Insurance

We explore, drill for, and produce oil and gas, and as such, our operations are subject to the usual hazards incident to the industry. These hazards include blowouts, cratering, explosions, uncontrollable flows of oil, natural gas or well fluids, fires, pollution, releases of toxic gas, and other environmental hazards and risks. These hazards can cause personal injury and loss of life, severe damage to and destruction of property and equipment, pollution or environmental damage, and suspension of operations.

We do not maintain insurance to cover operational hazards, but rely on the insurance that Bayshore is required to maintain under our agreements. The operator of the wells in which we have interests is required to maintain $1.0 million worker's compensation, $4.0 million employer's and general liability, $2.0 million aggregate general liability, $5.0 million well control, bodily injury, and property damage insurance coverage for joint operations on areas in which we have interests. Insurance in these amounts is in force respecting our operations, and we are an insured as the owner of a non-operating interest in these activities. The independent contractors that conduct drilling, geophysical, or other activities are required to maintain insurance coverage for their operations. We cannot assure that we could obtain or that Bayshore or our contractors will be able to continue to obtain insurance coverage for current or future activities. Further, we cannot assure that any insurance obtained will provide coverage customary in the industry, be comparable to the insurance now maintained, or be on favorable terms or at premiums that are reasonable.

The insurance maintained by Bayshore or our contractors does not cover all of the risks involved in oil and gas exploration, drilling, and production and, if coverage does exist, may not be sufficient to pay the full amount of such liabilities. We may not be insured against all losses or liabilities that may arise from all hazards because such insurance may not be available at economical rates, the respective insurance policies may have limited coverage and other factors. For example, insurance against risks related to violations of environmental laws is not maintained. The occurrence of a significant adverse event that is not fully covered by insurance could have a materially adverse effect on us. Further, we cannot assure that adequate levels of insurance will be maintained for our benefit in the future at rates we consider reasonable.

Government Regulation

United States - State and Local Regulation of Drilling and Production

Our exploration and production operations are subject to various types of regulation at the federal, state, and local levels. Such regulation includes requiring permits for the drilling of wells, maintaining bonding requirements in order to drill or operate wells, regulating the location of wells, the method of drilling and casing wells, the surface use and restoration of properties upon which wells are drilled, and the plugging and abandoning of wells. Our operations are also subject to various conservation laws and regulations. These include the regulation of the size of drilling and spacing units or proration units and the density of wells that may be drilled and the unitization or pooling of oil and gas properties. In this regard, Texas, like many states, allows the forced pooling or integration of tracts to facilitate exploration, while other states rely on voluntary pooling of lands and leases. In addition, state conservation laws establish maximum rates of production from oil and natural gas wells, generally prohibit the venting or flaring of natural gas, and impose requirements regarding the ratability of production. The effect of these regulations is to limit the amounts of oil and natural gas we can produce from our wells and to limit the number of wells or the locations that we can drill.

Production of any oil and gas by us is affected to some degree by state regulations, some of which regulate the production and sale of oil and gas, including provisions regarding deliverability. Such statutes and related regulations are generally intended to prevent waste of oil and gas and to protect correlative rights to produce oil and gas between owners of a common reservoir. State authorities also frequently regulate the amount of oil and gas produced by assigning allowable rates of production to each well or proration unit.

Environmental Regulations

The federal government and Texas, as well as local governments, have adopted laws and regulations regarding the control of contamination of the environment. These laws and regulations generally require the acquisition of a permit by operators before drilling commences; restrict the types, quantities, and concentration of various substances that can be released into the environment in connection with drilling and production activities; limit or prohibit drilling activities on lands lying within wilderness, wetlands, and other protected areas; and impose substantial liabilities for pollution resulting from our operations. These laws and regulations generally increase the costs of drilling and operation of wells.

We may be held liable for the costs of removal and damages arising out of a pollution incident to the extent set forth in the Federal Water Pollution Control Act, as amended by the Oil Pollution Act of 1990. In addition, we may be subject to other civil claims arising out of any such incident. As a working interest owner, we are also subject, as with any owner of property, to clean-up costs and liability for toxic or hazardous substance that may exist on or under any of our properties. We believe that the operator of our properties is in compliance in all material respects with such laws, rules, and regulations and that continued compliance will not have a material adverse effect on our operations or financial condition. Furthermore, we do not believe that we are affected in a significantly different manner by these laws and regulations than are our competitors in the oil and gas industry.

The Comprehensive Environmental Response, Compensation and Liability Act, also known as the "Superfund" law, imposes liability, without regard to fault or the legality of the original conduct, on certain classes of persons that are considered to be responsible for the release of a "hazardous substance" into the environment. These persons include the owner or operator of the disposal site or sites where the release occurred and companies that disposed or arranged for the disposal of the hazardous substances. Such persons may be subject to joint and several liability for the costs of cleaning up the hazardous substances that have been released into the environment, for damages to natural resources, and for the costs of certain health damages or studies. Furthermore, it is not uncommon for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by hazardous substances or other pollutants released into the environment.

The Resource Conservation and Recovery Act and related regulations govern the generation, storage, transfer, and disposal of hazardous wastes. This law, however, excludes from the definition of hazardous wastes "drilling fluids, produced waters, and other wastes associated with the exploration, development, or production of crude oil, natural gas, or geothermal energy." Because of this exclusion, many of our operations are exempt from these regulations. Nevertheless, we must comply with these regulations for any of our operations that do not fall within the exclusion.

The Oil Pollution Act of 1990 and regulations promulgated pursuant thereto impose a variety of regulations on responsible parties related to the prevention of oil spills and liability for damages resulting from such spills. The Oil Pollution Act of 1990 establishes strict liability for owners of facilities that are the site of a release of oil into "waters of the United States." While liability more typically applies to facilities near substantial bodies of water, at least one district court has held that liability can attach if the contamination could enter waters that may flow into navigable waters.

Stricter standards in environmental legislation may be imposed on the oil and gas industry in the future, such as proposals made in Congress, and at the state level from time to time that would reclassify certain oil and natural gas exploration and production wastes as "hazardous wastes" and make the reclassified wastes subject to more stringent and costly handling, disposal, and clean-up requirements. The impact of any such changes, however, would not likely be any more burdensome to us than to any other similarly situated company involved in oil and gas exploration and production.

Safety and Health Regulations

Operations in which we have an interest must be conducted in accordance with various laws and regulations concerning occupational safety and health. Currently, we do not foresee expending material amounts to comply with these occupational safety and health laws and regulations. However, since such laws and regulations are frequently changed, we are unable to predict the future effect of these laws and regulations.

Oil and Gas Leases

The properties in which we have and are likely to obtain interests in Texas are and will likely be held under oil and gas leases standard in the oil and gas industry. Such leases provide for the payment of royalty to the property owner and generally govern the manner in which activities are to be conducted. We believe the operations on the leases in which we have an interest comply with all material provisions of such regulations.

Title to Properties

All of our working interests are, and working interests acquired in the future likely will be, held under leases from third parties. The operator of the project typically obtains a title opinion concerning such properties prior to the commencement of drilling operations. We are advised that Bayshore has obtained such title opinions or other third-party review on all of the producing properties in which we have an interest and believe that we have satisfactory title to all such properties sufficient to meet standards generally accepted in the oil and gas industry. Our working interests are subject to typical burdens, including customary royalty interests and liens for current taxes, but we believe that such burdens do not materially interfere with our use of such properties and that the economic effects of such burdens have been appropriately reflected in our acquisition cost of our working interests. Title investigation before the acquisition of undeveloped properties is less thorough than that conducted prior to drilling, as is standard practice in the industry.

Employees and Consultants

Other than our executive officers, we have no employees. From time to time, we may engage technical consultants to provide specific geological, geophysical, and other professional services.

Properties

Our offices are located in a shared executive suite with related administrative services at 2533 North Carson Street, Suite 6232, Carson City, Nevada 89706, rented from an unrelated party, prepaid through March 15, 2008. Our telephone number is 775-841-5049, and our facsimile number is 775-883-2384.

Legal Proceedings

We are not a party to any pending material legal proceedings, and no such proceedings have been threatened by or, to the best of our knowledge, against us.

SELLING SECURITY HOLDERS

This prospectus relates to the resale of 4,621,350 shares of our common stock by the selling security holders. Each of the selling security holders obtained beneficial ownership of the common stock being offered for resale by it pursuant to this prospectus in one of the following transactions:

- On April 27, 2006, we sold in private transactions an aggregate of 2,452,100 shares of common stock and 1,226,050 stock purchase warrants at $1.25 for one share of common stock and one-half stock purchase warrant, for an aggregate of $3,065,125, all of which are to be offered pursuant to this prospectus. We also issued 43,200 warrants to Empire Financial Group, Inc., which acted as placement agent for a portion of the offerings and its assignees. The warrants to purchase an aggregate of 1,269,250 shares at $3.00 per share contain antidilution or price protection provisions that obligate us to reduce the exercise price of the warrants and increase the number of shares issuable under the warrants if we issue equity securities with a sales price less than the then-applicable exercise price under the warrants. See "Description of Securities: Warrants." Up to 130% of the original number of shares issuable under the warrants that may be issued under these provisions may also be sold pursuant to this prospectus. These selling security holders are Mark Abdou, Joseph W. and Patricia G. Abrams, Auction Specialists, Inc., Barbieri Commercial Brokerage, Byron B. Barkley IRA, Joseph E. Bernolfo III, Stephen H. Cippa, Bill Corbett, Cranshire Capital, L.P.,

Empire Financial Group, Inc., Danielle Esanu, Chris J. Fehn, David Hauck, Big Sky Trust, Ryan Hong, Peter Hogan, Iroquois Master Fund Ltd., Michael R. Jacks, Jim M. Katsanevas, Manuel Katsanevas, Ivan Lieberburg and Janice Kirsch, LKY Real Estate, LLC, Thomas J. Manz, Stephen Mazouat, Kenneth J. McClelland, Nite Capital, L.P., Skip and Jan Outman, William G. Palmer, Pamplona, Inc., Stephen C. Pease, Prism IX Investment Partnership, William J. Ritger, RP Capital, LLC, Randall H. Scagliotti 2006 Trust, Steve Strasser, TATS, a Limited Liability Company, Domenick Treschitta, Richard J. and Erin T. Trott, Whalehaven Capital Fund Limited, Randall R. Wilson, Gregory T. Young, and Doris and Steven D. Zimmer.

- As a result of the receipt of net proceeds from the sale of 2,452,100 shares of common stock and 1,226,050 stock purchase warrants in April 2006, $919,000 in outstanding secured notes were converted, in accordance with their terms, into an aggregate of 2,625,723 shares of common stock, 761,097 shares of which are to be offered pursuant to this prospectus. These selling security holders are Auburn Orthopaedic Medical Group Profit Sharing Plan, Auction Specialists, Inc., Fiserv ISS Co. Trustee FBO H. Robert Freiheit IRA, Alan T. Freiheit, Christopher S. Freiheit, Robert K. Henrichsen, JES Holdings, LLC, Jim M. Katsanevas, Manuel Katsanevas, Jeffrey P. Kuisti, Howard S. Landa, LKY Real Estate, LLC, Thomas J. Manz, Kenneth J. McClelland, Pamplona, Inc., RGH, Inc. Profit Sharing Plan, David W. Shaver, Tanye Capital Corp., TATS, a Limited Liability Company, Gregory T. Young, and Doris and Steven D. Zimmer.

- In June 2005, we issued 507,000 shares to Bayshore, as partial consideration for the acquisition of a 3.25% working interest in the Cooke Ranch oil and gas exploration project, of which 38,903 shares are offered pursuant to this prospectus.

- On December 15, 2005, we issued 100,000 shares to Jamin Swantner for geological and technical advice, all of which are offered pursuant to this prospectus.

The table below sets forth specified information during the 60 days preceding the date of this prospectus that we received from the respective named selling security holders:

- the name of each beneficial owner of the common stock registered for resale pursuant to this prospectus;

- the number of shares of common stock that each selling security holder beneficially owns as of such date;

- the number of shares of common stock that may be sold pursuant to this prospectus;

- the number of shares to be beneficially owned by each selling security holder, assuming the sale of all of the shares of common stock offered hereby; and

- by footnote, any relationship of such selling security holder with us or any of our predecessors or affiliates within the past three years, other than that of being a stockholder, and to our knowledge, details regarding any affiliation or association of any selling security holder with a securities broker-dealer.

The table also provides certain information concerning the resale of shares of common stock by the selling security holders and assumes that all shares offered by the selling security holders will be sold. We will not receive any proceeds from the resale of the common stock by the selling security holders:

Selling Security Holder	Beneficially Owned Before Offering		Number To	Beneficially Owned After Offering	
	Number	%[1]	Be Sold	Number	%[1]
Mark Abdou	6,000	*	6,000	--	--
Joseph W. and Patricia G. Abrams	60,000	*	60,000	--	--
Auburn Orthopaedic Medical Group Profit Sharing Plan, Robert K. Henrichsen, Trustee[2]	305,715	1.3%	77,144	228,571	*
Auction Specialists, Inc.[3][4]	511,429	2.2	79,286	432,143	1.8%
Barbieri Commercial Brokerage[5]	120,000	*	120,000	--	--
Byron B. Barkley IRA	30,000	*	30,000	--	--
Bayshore Exploration LLC[6]	907,000	3.9	38,903	868,097	3.6
Joseph E. Bernolfo III	60,000	*	60,000	--	--
Stephen H. Cippa	30,000	*	30,000	--	--
Bill Corbett [7][22]	165,120	*	165,120	--	--
Cranshire Capital, L.P.[8]	120,000	*	120,000	--	--
Empire Financial Group, Inc. [7][9]	12,960	*	12,960	--	--
Danielle Esanu	76,650	*	76,650	--	--
Chris J. Fehn	30,000	*	30,000	--	--
Fiserv ISS Co. Trustee FBO H. Robert Freiheit IRA[10]	5,305,337	23.1	77,657	5,227,680	21.6
Alan T. Freiheit	76,429	*	19,286	57,143	*
Christopher S. Freiheit	439,215	1.9	19,286	419,929	1.7
David Hauck	150,000	*	150,000	--	--
Robert K. Henrichsen[2]	371,430	1.6	77,144	294,286	1.2
Big Sky Trust, Robert K. Henrichsen, Trustee[2]	144,000	*	144,000	--	--
Ryan Hong	6,000	*	6,000	--	--
Peter Hogan	6,000	*	6,000	--	--
Iroquois Master Fund Ltd.[11]	150,000	*	150,000	--	--
Michael R. Jacks [9][22]	165,120	*	165,120	--	--
JES Holdings, LLC[12]	410,572	1.8	7,715	402,857	1.7
Jim M. Katsanevas	150,715	*	79,286	71,429	*
Manuel Katsanevas	30,286	*	18,858	11,428	*
Jeffrey P. Kuisti	61,143	*	15,429	45,714	*
Howard S. Landa[3][13]	734,500	3.2	17,000	717,500	3.0
Ivan Lieberburg and Janice Kirsch	120,000	*	120,000	--	--
LKY Real Estate, LLC[14]	76,429	*	76,429	--	--
Thomas J. Manz[15]	1,192,143	5.1	396,429	795,714	3.2
Stephen Mazouat	60,000	*	60,000	--	--
Kenneth J. McClelland	151,715	*	83,144	68,571	*
Nite Capital, L.P.[16]	60,000	*	60,000	--	--
Skip and Jan Outman	60,000	*	60,000	--	--
William G. Palmer	18,000	*	18,000	--	--
Pamplona, Inc.[3][17]	435,572	1.9	37,715	397,857	1.6
Stephen C. Pease[5]	120,000	*	120,000	--	--
Prism IX Investment Partnership[18]	172,500	*	172,500	--	--
William J. Ritger	240,000	1.0	240,000	--	--
RGH, Inc. Profit Sharing Plan, Richard G. Hoch, Trustee	76,429	*	35,715	40,714	*
RP Capital, LLC[19]	60,000	*	60,000	--	--
Randall H. Scagliotti 2006 Trust, Randall H. Scagliotti, Trustee	90,000	*	90,000	--	--
David W. Shaver	76,429	*	19,286	57,143	*
Steve Strasser	110,000	*	60,000	50,000	*

Selling Security Holder	Beneficially Owned Before Offering		Number To Be Sold	Beneficially Owned After Offering	
	Number	%[1]		Number	%[1]
Jamin Swantner[6]	150,000	*	100,000	50,000	*
Tanye Capital Corp. [20]	3,729,286	16.2	57,858	3,671,428	15.1
TATS, a Limited Liability Company[17]	155,143	*	34,429	120,714	*
Domenick Treschitta	30,000	*	30,000	--	--
Richard J. and Erin T. Trott	60,000	*	60,000	--	--
Whalehaven Capital Fund Limited[21]	600,000	2.6	600,000	--	--
Randall R. Wilson	60,000	*	60,000	--	--
Gregory T. Young	305,143	1.3	99,429	205,714	*
Doris and Steven D. Zimmer	45,858	*	11,572	34,286	*
TOTAL			4,621,350		

*Less than 1%.

(1) Calculations of total percentages of ownership for each person or group assume the exercise of warrants owned by that person or group to which the percentage relates pursuant to Rule 13d-3(d)(1)(i).

(2) Each may be deemed the beneficial owner of 305,715 shares held by Auburn Orthopaedic Medical Group Profit Sharing Plan, 371,430 shares held by Robert K. Henrichsen, M.D., and 144,000 shares held by Big Sky Trust.

(3) Howard S. Landa is an officer of Auction Specialists, Inc., and Pamplona, Inc., so each may be deemed to be the beneficial owner of 511,429 shares held by Auction Specialists, Inc., 734,500 shares held directly and beneficially by Howard S. Landa, and 435,572 shares held by Pamplona, Inc. See "Certain Relationships and Related Transactions" for transactions between this selling security holder and us.

(4) Greg T. Sharp is the president of Auction Specialists, Inc.

(5) Barbieri Commercial Brokerage is managed by Stephen C. Pease, so each may deemed to be the beneficial holder of 120,000 shares held by Mr. Pease and 120,000 shares held by Barbieri Commercial Brokerage.

(6) Jamin Swantner is the manager of Bayshore Exploration LLC, so each may be deemed the beneficial owner of 150,000 shares held by Jamin Swantner, and 907,000 shares held by Bayshore Exploration LLC. See "Certain Relationships and Related Transactions" for transactions between this selling security holder and us.

(7) Bill Corbett is an employee of Empire Financial Group, Inc. Empire Financial Group acted as placement agent in connection with our April 2006 sale of common stock and warrants for cash.

(8) Mitchell P. Kopin, president of Downsview Capital, Inc., the general partner of Cranshire Capital, L.P., has sole voting, dispositive, and investment control over the securities held by this selling security holder.

(9) Michael R. Jacks is an employee of Empire Financial Group, Inc. Empire Financial Group acted as placement agent in connection with our April 2006 sale of common stock and warrants for cash.

(10) Includes 3,890,000 shares held directly by Mr. Freiheit, our officer, principal stockholder, and director, 333,229 shares by Charles Schwab, Custodian, Trustee for Mr. Freiheit's IRA, and 1,082,108 shares owned by members of Mr. Freiheit's family. See "Certain Relationships and Related Transactions" for transactions between this selling security holder and us.

(11) Joshua Silverman has sole voting, dispositive, and investment control over all the securities held by this selling security holder.

(12) Managed by Christopher S. Landa.

(13) Includes 90,000 shares held by the spouse of Mr. Landa, Terry E. Landa., and 150,000 shares held by DWC Holdings, LLC.

(14) Managed by Larry K. Yount.

(15) Mr. Manz became our director in July 2006.

(16) Keith Goodman, manager of Nite Capital, LLC, the general partner of Nite Capital, L.P., has sole voting, dispositive, and investment control over the securities owned by this selling security holder.

(17) Includes 70,000 shares held directly by Terrell W. Smith, manager of TATS, A Limited Liability Company. Mr. Smith is also an officer of Pamplona, Inc., so each of TATS, a Limited Liability Company, and Pamplona, Inc., can be deemed to beneficially own 435,572 shares held by Pamplona, Inc., 155,143 shares held by TATS, a Limited Liability Company, and the 70,000 shares held directly by Mr. Smith.

(18) Charles Freeland is the managing general partner of this selling security holder.

(19) Managed by Erick E. Richardson.

(20) Includes 3,500,000 shares held by KJM Capital Corp, owned and controlled by Keith J. McKenzie, one of our executive officers, who is also an officer of Tanye Capital Corp. See "Certain Relationships and Related Transactions" for transactions between this selling security holder and us.

(21) Arthur Jones, Trevor Williams, and Derek Wood have voting, dispositive, and investment control over this selling security holder.

(22)   This selling security holder is an affiliate of Empire Financial Group, Inc. and 15,120 of the shares held by this selling security holder were received as an allocation of the compensation paid to Empire Financial Group, Inc., as placement agent in connection with our April 2006 sale of common stock and warrants for cash. The selling security holder is an underwriter within the meaning of the Securities Act as to these 15,120 shares. The remaining 150,000 shares are associated with the direct personal investment of the selling security holder in the ordinary course of the selling security holder's business. The selling security holder does not have any agreements to distribute these shares. The selling security holder may be deemed to be an underwriter as to these remaining 150,000 shares.

PLAN OF DISTRIBUTION

Each selling security holder of the common stock and any of its pledgees, assignees, and successors-in-interest may, from time to time, sell any or all of its shares of common stock on the principal trading market or any other stock exchange, market, or trading facility on which the shares are traded or in private transactions. Initially, the selling security holders may offer and sell any or all of their shares using this prospectus in transactions at $1.25 per share until our shares are quoted on the Pink Sheets or the OTC Bulletin Board and thereafter at prevailing market prices or privately negotiated prices, as determined by the selling security holder.

A selling security holder may use any one or more of the following methods when selling shares:

- ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

- block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

- purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

- an exchange distribution in accordance with the rules of the applicable exchange;

- privately negotiated transactions;

- settlement of short sales entered into after the effective date of the registration statement of which this prospectus is a part;

- agreements with broker-dealers to sell a specified number of such shares at a stipulated price per share;

- writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

- combination of any such methods of sale; or

- any other method permitted pursuant to applicable law.

The selling security holders may also sell shares under Rule 144 under the Securities Act of 1933, as amended, or the Securities Act, if available, rather than under this prospectus.

Broker-dealers engaged by the selling security holders may arrange for other broker-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling security holders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated, but in the case of an agency transaction not in excess of a customary brokerage commission, and in the case of a principal transaction a markup or markdown not in excessive amounts.

In connection with the sale of the common stock or interests therein, the selling security holders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling security holders may also sell shares of the common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling security holders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities that require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The selling security holders and any broker-dealers or agents that are involved in selling the shares may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Each selling security holder has informed us that it does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the common stock. In no event shall any broker-dealer receive fees, commissions, and markups that, in the aggregate, would exceed 8%.

We are required to pay all fees and expenses incurred by us incident to the registration of the shares. We have agreed to indemnify the selling security holders against certain losses, claims, damages, and liabilities, including liabilities under the Securities Act.

Because selling security holders may be deemed to be "underwriters" within the meaning of the Securities Act, they will be subject to the prospectus delivery requirements of the Securities Act including Rule 172 thereunder. In addition, any securities covered by this prospectus that qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than under this prospectus. There is no underwriter or coordinating broker acting in connection with the proposed sale of the resale shares by the selling security holders.

We agreed to keep this prospectus effective until the earlier of (i) the date on which the shares may be resold by the selling security holders without registration and without regard to any volume limitations by reason of Rule 144(k) under the Securities Act or any other rule of similar effect, or (ii) all of the shares have been sold pursuant to this prospectus or Rule 144 under the Securities Act or any other rule of similar effect. The resale shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the resale shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Applicable rules and regulations under the Securities Exchange Act of 1934, as amended, provide that any person engaged in the distribution of the resale shares may not simultaneously engage in market-making activities with respect to the common stock for the applicable restricted period, as defined in Regulation M, prior to the commencement of the distribution. In addition, the selling security holders will be subject to applicable provisions of the Securities Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of shares of the common stock by the selling security holders or any other person. We will make copies of this prospectus available to the selling security holders and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale.

LEGALITY OF STOCK

The legality under Nevada law of the common stock to be sold by the selling security holders has been passed upon for us by Kruse Landa Maycock & Ricks, LLC, Salt Lake City, Utah.

MANAGEMENT

All of the directors will serve until the next annual meeting of stockholders or until their earlier death, retirement, resignation, or removal. Executive officers serve at the discretion of the board of directors and are appointed to serve until the first board meeting following the annual meeting of stockholders.

The following table sets forth the name, age, and position of each of our current directors and executive officers:

Name	Age	Title
Robert Freiheit	52	Chairman of the Board of Directors, President, Chief Executive Officer, Secretary, Treasurer
Keith J. McKenzie	42	Chief Operating Officer
Thomas J. Manz	57	Director

Executive Officer and Directors

Robert Freiheit became our chief executive officer, secretary, treasurer, and a director when he became a principal stockholder in August 2004. He is currently president and director of Ameralink, Inc., a small, publicly held company, since June 2004. He has also been a board member for Welund Fund, Inc., of Rancho Cordova, California, from February 2003. Mr. Freiheit has been president and managing member of Liberty Associates Holdings, LLC, of Sacramento, California, a privately held, real estate development firm, from June 1986 to the present. Mr. Freiheit has also been the managing member of Auto Village LLC, an independent auto dealership, of Rancho Cordova, California, from March 2001 to the present. He served as a board member for Chapeau, Inc., a company in the energy services sector, from February 2000 to June 2002. Since July 2004, has also served as chairman of the board and co-chief executive officer of Accredited Adjusters, Inc., of Rancho Cordova, California, which provides vehicle management services to banks and credit unions in the western states. Mr. Freiheit is a graduate of Ohio State University with degrees in finance and chemistry.

Keith J. McKenzie has served as our chief operating officer since April 2005. For over 10 years, he has served as the president of KJM Capital Corp. and Tanye Capital Corp., both of which are based in Vancouver, Canada, and provide consulting services in corporate development, finance, project management, marketing, and investor relations. He was a business development consultant to Petrogen Corp., of Houston, Texas, from May 2004 to December 2004; to Ocean Resources, Inc., of Dallas, Texas, from June 2002 to September 2003; and to Viseon Corp., of Dallas, Texas, from March 2002 to August 2002. He was also a consultant to International Oil & Gas, Inc., of Dallas, Texas, from March 1999 to February 2002, and to Hispanic Television Networks, Inc., of Fort Worth, Texas, from December 2000 to March 2001. Mr. McKenzie graduated with an electrical certification from the Northern Alberta Institute of Technology, Edmonton, Alberta in 1984.

Thomas J. Manz became one of our directors in July 2006. He was chairman of the board of Pacific Coast Bankers Bank, of San Francisco, California, from April 2001 until April 2005. He was also the co-chairman and chair of the audit committee of the board of Western Sierra National Bank, Cameron Park, California, from 1997 to 2005. Mr. Manz was chair of the board of Chapeau, Inc., a company in the energy services sector, from February 2001 to October 2004. Mr. Manz has also been a managing member of KMS Development, LLC, from 1997 to the present, and a director of Commercial Building Specialists, Inc., from 2000 to the present. Mr. Manz graduated in 1971 with a B.S. from Iowa State University.

Messrs. Freiheit and McKenzie each spend approximately one half of their time on our business. Mr. Manz spends approximately eight hours per month on our business.

Executive Compensation

The following table sets forth, for the last two completed fiscal years (or such lesser period that we have been in existence), the dollar value of all cash and noncash compensation earned by any person who was our principal executive officer and each of our other two most highly compensated executive officers whose total compensation exceeded $100,000 during the last fiscal year (together, the "Named Executive Officers"):

Name and Principal Position (a)	Year Ended Dec. 31 (b)		Salary ($) (c)	Bonus ($) (d)	Stock Award(s) ($) (e)	Option Awards $[1] (f)	Non-Equity Incentive Plan Compensation (g)	Change in Pension Value and Non-Qualified Deferred Compensation Earnings ($) (h)	All Other Compensation ($) (i)		Total ($) (j)
Robert Freiheit, Chairman	2006	$	65,500[1]	--	--	--	--	--	--	$	65,500
Chief Executive Officer	2005		130,000[2]	--	--	--	--	--	--		130,000
Keith J. McKenzie	2006		--	--	--	--	--	--	--		--
Chief Operating Officer	2005		179,600[3]	--	--	--	--	--	--		179,600

_____

(1) Includes $38,800 paid to Liberty Associates, which is owned and controlled by Robert Freiheit, for consulting services rendered by Mr. Freiheit in connection with our business activities.

(2) On January 6, 2006, we issued 350,000 shares of restricted common stock, valued at $0.35 per share, to Robert Freiheit, our officer and director, for $122,500 in services rendered during 2005. This also includes $7,500 in cash consulting fees paid to an affiliate of Mr. Freiheit.

(3) In April 2005, we hired Keith J. McKenzie as our chief operating officer. In connection with his hiring, we issued 500,000 shares of our restricted common stock, valued at $0.35 per share, to Mr. McKenzie. We issued the shares in consideration of Mr. McKenzie's services on our behalf, including locating and completing a pre-acquisition review of the Cooke Ranch oil and gas exploration project. This also includes $4,600 in consulting fees paid to Mr. McKenzie and his affiliates.

We have not granted any options or similar equity awards to any Named Executive Officer.

We have not granted any options or stock appreciation rights, or SARs, during the last completed fiscal year to our Named Executive Officers. The foregoing excludes noncompensatory warrants purchased by the Named Executive Officers on the same terms as offered to unaffiliated parties.

No Named Executive Officer exercised any options or SARs during the last completed fiscal year or owned any unexercised options or SARs at the end of the fiscal year. The foregoing excludes noncompensatory warrants purchased by the Named Executive Officers on the same terms as offered to unaffiliated parties.

Directors' Compensation

The following table sets forth the compensation paid to each director who was not a Named Executive Officer during the year ended December 31, 2006.

Name (a)	Fees Earned or Paid in Cash ($) (b)	Stock Awards ($) (c)	Option Awards ($) (d)	Non-Equity Incentive Plan Compensation ($) (e)	Nonqualified Deferred Compensation Earnings ($) (f)	All Other Compensation ($) (g)	Total ($) (h)
Thomas J. Manz	--	--	$522,825	--	--		$522,825

On July 19, 2006, we granted to our newly appointed director, Thomas J. Manz, the option to purchase 375,000 shares of common stock at $3.00 per share at any time on or before July 19, 2011, which was valued as of the date of grant using the Black-Scholes option-pricing model. See Note 7 to financial statements.

Rescinded Compensation to Robert Freiheit

Beginning in March 2006, we paid salary of $8,900 per month to Robert Freiheit, which aggregated $62,300 as of September 30, 2006. Upon review of such payment by the outside director and Mr. Freiheit, it was determined that such payments were not appropriate in view of the limited nature of our business and Mr. Freiheit's large stock ownership. Mr. Freiheit then agreed to repay all of such amount, which was recorded on our September 30, 2006, balance sheet as a receivable from officer/stockholder. We received the entire amount due from Mr. Freiheit on November 30, 2006. In the fourth quarter of 2006, we made salary payments to Mr. Freiheit aggregating $26,700.

Employment Agreements, Termination of Employment, and Change in Control

We have no written employment agreement with any executive officer and do not currently pay, or propose to pay, any compensation to any of them. However, from time to time in the future, our board of directors may provide compensation in the form of cash, stock, or stock purchase options to one or more of such persons. Such transactions will not be the result of arm's-length negotiations.

Equity Compensation Plans

We had no equity compensation plans as of December 31, 2006.

Indemnification of Officers and Directors

Our articles of incorporation and bylaws provide for the indemnification of our officers, directors, and others to the maximum extent permitted by Nevada law. Accordingly, our officers and directors would be entitled to indemnification under a variety of circumstances, which may include liabilities under the Securities Act.

Insofar as indemnification under the Securities Act may be permitted to directors, officers, and controlling persons pursuant to the foregoing provisions, we have been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is contrary to public policy as expressed in the Securities Act and, therefore, is unenforceable.

Limitation on Liability

Our articles of incorporation limit the liability of directors to the maximum extent permitted by Nevada law. In addition, our bylaws require us to indemnify our directors and officers and allow us to indemnify our other employees and agents to the fullest extent permitted at law. At present, we are aware of no material pending litigation or proceeding involving any director, officer, employee, or agent in which indemnification will be required or permitted. We are not aware of any threatened litigation or proceeding that might result in a claim for indemnification. If we permit indemnification for liabilities arising under the Securities Act to directors, officers, or controlling persons under these provisions, we have been informed that, in the opinion of the Securities and Exchange Commission, this indemnification is against public policy as expressed in the Securities Act and is unenforceable.

PRINCIPAL STOCKHOLDERS

The following table sets forth, as of the date of this prospectus, the outstanding common stock owned of record or beneficially by each person who owned of record, or was known by us, to own beneficially, more than 5% of the shares of common stock issued and outstanding, and the name and share holdings of each director and all of the executive officers and directors as a group:

Person or Group	Nature of Ownership[2]	Before Offering Amount	Percent[3]	After Offering[1] Amount	Percent[3]
Principal Stockholders:					
Keith J. McKenzie[4] .... Suite 1807-610 Granville St. Vancouver, B.C. V6C-3T3 Canada	Common stock	3,729,286	16.2%	3,671,428	15.1%
Robert Freiheit[5] .... 1095 Myron Court Zephyr Cove, NV 89448	Common stock	5,305,337	23.1	5,227,680	21.6
Howard S. Landa[6] .... 6053 S. 2300 E. Holladay, UT 84121	Common stock Warrants	1,891,501 30,000 1,921,501	8.2 * 8.4	1,757,500 --	7.2 --
Thomas J. Manz .... 4210 East Lane Sacramento, CA 95864	Common stock Warrants Options	717,143 100,000 375,000 1,192,143	3.1 * 1.6 5.1	420,714 -- 375,000 795,714	1.7 -- 1.5 3.2
Directors:					
Robert Freiheit		--see above--			
Thomas J. Manz		--see above--			

Person or Group	Nature of Ownership[2]	Before Offering		After Offering[1]	
		Amount	Percent[3]	Amount	Percent[3]
All Executive Officers and Directors as a Group (three persons):	Common stock	9,751,766	42.4%	9,319,822	38.4%
	Warrants	100,000	*	--	--
	Options	375,000	1.6	375,000	1.5
	Total	10,226,766	43.6%	9,694,822	39.4%

————————————

* Less than 1%.

(1) See "Selling Security Holders."

(2) Except as otherwise noted, shares are owned beneficially and of record, and such record stockholder has sole voting, investment, and dispositive power.

(3) Calculations of total percentages of ownership for each person or group assume the exercise of warrants owned by that person or group to which the percentage relates pursuant to Rule 13d-3(d)(1)(i).

(4) Amount includes 3,500,000 shares held by KJM Capital Corp. and 229,286 shares held by Tanye Capital Corp.

(5) Amount includes 21,800 shares held by Fiserv ISS Co., 311,429 shares held by First Trust Corp. f/b/o Mr. Freiheit, and 1,082,108 shares owned by members of Mr. Freiheit's family.

(6) Amount includes 435,572 shares held by Pamplona, Inc., of which Mr. Landa is an officer, and 90,000 shares held by the spouse of Mr. Landa, Terry E. Landa, 150,000 shares held by DWC Holdings, LLC, of which Terry E. Landa is the manager, and 511,429 shares held by Auction Specialists, Inc., of which Mr. Landa is an officer.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The transactions described below between us and any person who was at the time an executive officer, director, or principal stockholder were not the result of arm's length negotiations.

Our Organization and Change in Control

We were incorporated in Nevada on June 30, 2004. On June 30, 2004, we issued 51,000,000 shares of common stock to our founder and initial director and president, Jason Ashdown, for organizational services under arrangements made prior to our incorporation. As a condition precedent to completing the issuance of common stock to a third party for cash, we and Mr. Ashdown agreed on June 30, 2004, that he would contribute back to us for cancellation 41,000,000 of the 51,000,000 shares issued to him at organization, retaining 10,000,000 shares, in order to restructure our capitalization to obtain needed cash equity. The revision of the number of shares of common stock that remained outstanding is recognized in the accompanying financial statements as a reverse stock split, which resulted in the restatement of the financial statements for the effects of the reverse stock split on a retroactive basis for all periods that include June 30, 2004.

On June 30, 2004, immediately following our agreement to satisfy this condition precedent, we sold 5,000,000 shares of restricted common stock at $0.01 per share for $50,000 to Crimson City Holdings, Inc., an unaffiliated entity.

Immediately thereafter, Jason Ashdown and Crimson City Holdings, Inc. sold 10,000,000 and 4,650,000 shares, respectively, to a group of investors for an aggregate of $120,000, or approximately $0.008 per share, including Robert Freiheit, who purchased 7,500,000 shares, and Howard S. Landa, who purchased 2,500,000 shares. Jason Ashdown, who was our sole director and president, then resigned as an officer and director, and Robert Freiheit was appointed as sole director and president.

In September 30, 2005, Robert Freiheit and Howard S. Landa transferred 3,000,000 and 2,000,000 shares, respectively, or a total of 5,000,000 shares, to Keith J. McKenzie (3,500,000 shares) and others (1,500,000 shares) in consideration of their making available to us the opportunity to participate in their place in the oil and gas exploration opportunity with Bayshore in the Cooke Ranch area. Mr. McKenzie has no business relationship with Bayshore outside of his employment with us.

Sale of Stock for Cash and Services

In April 2005, we hired Keith J. McKenzie as our chief operating officer. In connection with his hiring, we issued 500,000 shares of our restricted common stock to Mr. McKenzie. We issued the shares in consideration of Mr. McKenzie's services on our behalf, including locating and completing a pre-acquisition review of the Cooke Ranch oil and gas exploration project. See "Management: Executive Compensation."

Between April and September 2005, we issued 442,516 shares of our restricted common stock to unaffiliated third parties at $0.35 per share for gross proceeds of $154,881.

Between November 2005 and December 2005, we issued 450,000 shares of restricted common stock for services consisting of 250,000 shares to First Capital Partners, LLC, 658800 B.C. Ltd., Profit Capital Management, LLC, and Gordon Friesen, for investor relations services and 200,000 shares to Jamin Swantner and Olan Adams for geological and technical advice to us. Shannon Harrison is the president of, and controls, First Capital Partners, LLC. Gordon Friesen is the president of, and controls, 658800 B.C., Ltd. Jim Herbert is the president of, and controls, Profit Capital Management, LLC. On the dates of these transactions, the market price of our common stock was approximately $1.00 per share.

Issuance of Stock for Working Interests

On June 6, 2005, we issued 507,000 shares of common stock to Bayshore at an agreed value of $380,250 and agreed to pay up to $64,415 for completion costs to acquire a 3.25% working interest (2.4375% net revenue interest) from Bayshore in a 40-acre drilling site and a deep test, the Cooke No. 3 well, to approximately 21,000 feet to test the Smackover formation on the Cooke Ranch. There was no established trading market for our common stock at the time of this transaction.

In March 2006, we entered into a joint agreement with Bayshore to acquire oil and gas exploration rights on approximately 3,200 additional acres near the Cooke Ranch. We paid Bayshore $305,000 and issued 100,000 shares of our common stock for 50% of the lease and lease option acquisition costs. On the date of this transaction, the market price for our common stock was approximately $2.10 per share. If less than all targeted 3,200 acres are acquired, the pro rata portion of our money not required for the lease acquisition program will be returned to us. We will own a 50% working interest in the exploration rights acquired, with the right to increase our interest to 75% by reimbursing Bayshore for an additional 25% of the lease and lease option acquisition costs. On June 13, 2005, we exercised our right to increase our working interest to 75% in the exploration rights to be acquired.

In June 2006, we issued 300,000 shares of common stock to Bayshore in connection with a joint Exploration Agreement dated March 1, 2006, including and in conjunction with the agreement executed in December 2005 under which we acquired an additional 20% working interest in the Cartwright No. 1 well and the agreement also executed in December 2005 under which we purchased a 20% leasehold and working interest in the Cooke Ranch prospect. The joint Exploration Agreement provides for us and Bayshore to join together for the purpose of developing the existing Cooke Ranch prospect acreage and acquiring additional prospective oil and gas properties on which to explore for, develop, and produce oil and gas. On the date of this transaction, the market price for our common stock was approximately $2.35 per share.

Issuance of Stock for Commission Waiver

When we agreed on July 28, 2005, to acquire an 8.5% working interest in the Cooke No. 3 well by paying $994,500 plus up to $168,470 in completion costs, Bayshore was obligated to pay Keith J. McKenzie a fee of $75,000. Bayshore accepted a $75,000 reduction in the amount payable by us to acquire such working interest, and we treated Mr. McKenzie's fee waiver as a loan that was evidenced by a $75,000 secured promissory note included in the $919,000 in aggregate principal amount of secured notes issued in February 2006, as discussed below. Upon issuance of the promissory note to Mr. McKenzie, we also issued him 15,000 shares of common stock.

Indebtedness Due on Demand

During 2005, we borrowed $839,250 under unsecured demand notes principally bearing interest at 9% per annum, including $409,000 borrowed from Liberty Associates, LLC, an affiliate of Robert Freiheit, our director, officer and principal stockholder, $75,000 from Keith J. McKenzie, our officer and principal stockholder, and $25,000 from Howard Landa, a principal stockholder. The proceeds from the notes were principally used to finance the purchase of oil and gas working interests from Bayshore. In early 2006, these demand notes to related parties were resolved as follows:

- notes with an aggregate balance of $464,000, including $109,000 payable to Fiserv ISS Co., Trustee for the benefit of H. Robert Freiheit IRA, an affiliate of Robert Freiheit, our president, director and principal stockholder, $75,000 payable to Keith J. McKenzie, our officer and principal stockholder, and $25,000 to Howard Landa, a principal stockholder, were converted on February 1, 2006, into 9% per annum secured convertible notes due February 2, 2008, as discussed below;

- $300,000 of the amount due to Robert Freiheit, our president, director and principal stockholder, was converted on February 1, 2006, into a 9% per annum term note due June 1, 2006, together with 40,000 shares of restricted common stock. This loan was repaid in June 2006; and

- the remaining note in the amount of $75,250 was paid in full in March 2006.

In April 2006, we borrowed $25,000 as a short-term advance from Robert Freiheit, our president, director and principal stockholder, under a short-term note bearing interest at 9% per annum and payable on demand. This note was paid in full in July 2006.

Issuance of Convertible Debt and Shares

In addition to the $464,000 in unsecured demand obligations referred to above, in the first quarter of 2006, we borrowed an additional $455,000 under secured convertible notes. All of the foregoing short-term liabilities aggregating $919,000 were converted on February 1, 2006, into liabilities secured by our assets and evidenced by secured convertible notes payable in two years with interest payable at the rate of 9% per annum commencing February 1, 2006. These secured convertible notes were convertible at the election of the holders at $0.35 per share, with an automatic conversion if we were able to raise at least $2,000,000 by September 30, 2006, and provide the holders the right to include their shares in any Securities Act registration statement we file.

As a result of the receipt of net proceeds from the sale of 2,452,100 shares of common stock and 1,226,050 common stock purchase warrants in April 2006, the $919,000 in outstanding indebtedness was converted into an aggregate of 2,625,723 shares of common stock on that date, of which 761,097 shares may be sold pursuant to this prospectus. See "Selling Security Holders." Such security holders have waived their rights to have more than 761,097 shares sold pursuant to this prospectus. Such holders have the right to have the remaining 1,864,626 shares included in any subsequent registration statement we may file. In connection with the issuance of the foregoing indebtedness, we also issued 183,300 shares of restricted common stock to the lenders in proportion to the amount loaned by each as loan fees.

Of the foregoing $919,000 in secured convertible notes, we issued to Fiserv ISS Co., Trustee for the benefit of H. Robert Freiheit IRA, an affiliate of Robert Freiheit, our president, a director, and a principal stockholder, a secured note for his previous advances of $109,000 and 21,800 shares of common stock in consideration of making the loan. His $109,000 outstanding loan was converted into 311,429 shares, of which 77,657 shares may be sold pursuant to this prospectus. See "Selling Security Holders." These transactions were not the result of arm's-length negotiations.

Sale of Common Stock and Warrants

On April 27, 2006, we sold in private transactions an aggregate of 2,452,100 shares of common stock and 1,226,050 stock purchase warrants at $1.25 for one share of common stock and one-half stock purchase warrant, for an aggregate of $3,065,125, all of which are to be offered pursuant to this prospectus. We also issued 43,200 warrants to Empire Financial Group, Inc., which acted as placement agent for a portion of the offerings and its assignees. The warrants to purchase an aggregate of 1,269,250 shares at $3.00 per share contain antidilution or price protection provisions that obligate us to reduce the exercise price of the warrants and increase the number of shares issuable under the warrants if we issue equity securities with a sales price less than the then-applicable exercise price under the warrants. See "Description of Securities: Warrants." Additional shares that may be issued under these provisions may also be sold pursuant to this prospectus.

Conversion of $919,000 Debt to Common Stock

As a result of the receipt of net proceeds from the sale of 2,452,100 shares of common stock and 1,226,050 stock purchase warrants in April 2006, $919,000 in outstanding secured notes were converted, in accordance with their terms, into an aggregate of 2,625,723 shares of common stock, 761,097 shares of which are to be offered pursuant to this prospectus.

Consulting Arrangement

On November 1, 2005, we entered into a consulting agreement with Gordon Friesen and his affiliated company, 658800 B.C. Ltd., under which they would serve as consultant to us in the field of corporate communications. Pursuant to the consulting agreement we were to issue 50,000 shares of common stock to 658800 B.C. Ltd. upon execution of the agreement and 25,000 shares of common stock paid quarterly in advance. Under the agreement, we issued 75,000 shares of common stock to 658800 B.C. Ltd. in November 2005, and 25,000 shares of common stock in March 2006. This consulting agreement was terminated by mutual consent of all parties effective June 1, 2006.

Office Rental

During 2005, we paid Mr. Freiheit $13,200 for office space rental. We rented office space from an unrelated party in 2006.

Participation in S. Nome Prospect

In November 2006, Bayshore offered to sell us up to a 25% working interest (17.5% net revenue interest) in the McDermand No. 1 well in the South Nome Field in Jefferson County, Texas, for $16,000 per percentage point in drilling costs plus $5,000 per percentage point for completion costs, if warranted. After receiving the offer, we reviewed the proposed allocation of remaining net proceeds from the sale of an aggregate of $3,065,125 in common stock and warrants in April 2006 and determined that we had available unallocated net proceeds to acquire only a 10% working interest (7% net revenue interest) for $160,000 in drilling costs plus $50,000 in completion costs. Following such determination, Robert Freiheit and Pamplona, Inc., both of whom are affiliates, each purchased a 5% working interest, and Thomas J. Manz, our director, purchased an 8% working interest, on the same terms as the company.

Loan from Solar Power, Inc.

On July 28, 2005, Solar Power, Inc., a Nevada corporation, loaned us $100,000 under a demand note. The loan bore interest at 12% per annum, was payable on demand, and was secured along with other lenders by all of our assets. In November 2005, Robert Freiheit, our president and a former president of Solar Power, Inc., purchased the loan and accrued interest of $3,288 from Solar Power, Inc. Solar Power, Inc., is a related party through common ownership and prior common management.

DESCRIPTION OF SECURITIES

We are authorized to issue 100,000,000 shares of common stock, $0.001 par value, and 5,000,000 shares of preferred stock, $0.001 par value.

Preferred Stock

Under our articles of incorporation, our board of directors is authorized, without stockholder action, to issue preferred stock in one or more series and to fix the number of shares and rights, preferences, and limitations of each series. Among the specific matters that may be determined by the board of directors are the dividend rate, the redemption price, if any, conversion rights, if any, the amount payable in the event of any voluntary liquidation or dissolution of our company, and voting rights, if any.

Common Stock

The holders of common stock are entitled to one vote per share on each matter submitted to a vote at any meeting of stockholders. Holders of common stock do not have cumulative voting rights, and therefore, a majority of the outstanding shares voting at a meeting of stockholders is able to elect the entire board of directors, and if they do so, minority stockholders would not be able to elect any members to the board of directors. Our bylaws provide that a majority of our issued and outstanding shares constitutes a quorum for stockholders' meetings, except with respect to matters for which a greater percentage quorum is required by statute.

Our stockholders have no preemptive rights to acquire additional shares of common stock or other securities. Our common stock is not subject to redemption and has no subscription or conversion rights. In the event of our liquidation, dissolution, or winding up, the shares of common stock are entitled to share equally in corporate assets after satisfaction of all liabilities and the payment of any liquidation preferences.

Holders of common stock are entitled to receive such dividends as the board of directors may from time to time declare out of funds legally available for the payment of dividends. We seek growth and expansion of our business through the reinvestment of profits, if any, and do not anticipate that we will pay dividends on the common stock in the foreseeable future.

Warrants

In April 2006, in connection with the sale of 2,452,100 shares of common stock, we issued warrants to purchase an aggregate of 1,269,250 shares of common stock. Each warrant entitles the holder to purchase one share of common stock at a price of $3.00 per share at any time on or after April 27, 2006.

The warrants may be exercised by surrender at our principal office, with the form of subscription on the warrant duly executed, accompanied by payments for the shares to be issued upon exercise of the warrants. The warrants do not confer upon their holders any of the rights or privileges of stockholders prior to their exercise.

We may elect to effect a cashless exercise of all or any portion of any warrant if, at any time after June 30, 2007, and after the date that this registration statement is first declared effective by the Securities and Exchange Commission, the daily volume weighted average price of our common stock on a trading market, the OTC Bulletin Board, or the Pink Sheets exceeds $6.00 per share and the holder of the warrant is not in possession of any information that constitutes, or might constitute, material nonpublic information.

In the case of our reorganization, consolidation, or merger with or into another corporation, or in the case of the sale of substantially all of our assets, the terms of the warrants provide that the holder shall be entitled to receive, upon payment of the exercise price, such stock or securities or property as such holder would have been entitled to receive the holder had exercised and purchased the shares called for by the warrant immediately prior to such reorganization, consolidation, merger, or sale. If the number of outstanding shares of our common stock is increased by stock dividend or by a subdivision of the shares of our common stock, then, from and after such dividend or subdivision, the number of shares issuable upon the exercise of each warrant shall be increased in proportion to such increase in outstanding shares, and the exercise price shall be decreased accordingly. If the number of outstanding shares of our common stock is decreased by a combination of shares of our common stock, then, from and after such combination, the number of shares issuable upon exercise of the warrant shall be decreased in proportion to such decrease in outstanding shares, and the exercise price shall be increased accordingly.

If we, at any time while any warrant is outstanding, shall sell or grant any option to purchase or sell or grant any right to reprice our securities, or otherwise dispose of or issue any common stock or common stock equivalents, at an effective price per share less than the then-exercise price of the warrants, then the exercise price of the warrants shall be reduced to equal such lower effective price per share and the number of shares issuable under the warrants shall be increased such that the aggregate exercise price payable under the warrants shall be equal to the aggregate exercise price prior to such adjustment.

Upon any adjustment, we will send written notice to all persons that are registered holders of the warrants to the date of such adjustment.

Article and Bylaw Provisions

The following provisions of our articles of incorporation, bylaws, and Nevada law may be used by our incumbent management to make it substantially more difficult for a third party to acquire control of our company:

- We may issue preferred stock with rights senior to those of our common stock on the authority of our board of directors and without the consent of stockholders.

- Our board of directors may fill vacancies occurring on the board of directors and may increase the size of the board and fill resulting vacancies until the next annual meeting of stockholders.

- Our bylaws permit stockholders to nominate a person for election as a director only if written notice of such intent is provided to us at least 30 days prior to the meeting that contains the same kind of information respecting the nominee as would be required under the proxy rules of the Securities and Exchange Commission, including the written consent of the nominee to serve as a director if elected and the name and address of the stockholder making the nomination as well as the number of shares of stock owned by the nominating stockholder. Our bylaws permit stockholders to bring matters before a stockholder meeting only if the written notice of such intent is provided to the company at least 30 days prior to the meeting setting forth a brief description of each matter proposed, the name and address of the stockholder proposing the matter, the number of shares owned by such stockholder, and any material interest of such stockholder in the matter to be proposed.

Nevada law provides that a merger or consolidation, sale or similar transaction involving all or substantially all of our assets, the issuance of securities having an aggregate value equal to 5% or more of the aggregate market of all of our outstanding shares, or the reclassification, recapitalization, or a similar transaction involving an "interested" stockholder (as defined in the statute) within three years after the stockholder became interested, cannot be completed unless such transaction is approved by our board of directors. After the expiration of three years after a person becomes an interested stockholder, a transaction cannot be completed with the interested stockholder unless it is approved by the board of directors or a majority of the outstanding voting power not beneficially owned by the interested stockholder, unless certain "fair price" provisions are met. Such fair price provisions generally require that the amount of cash and the market value of the consideration of the cash to be received per share by all of the holders of our outstanding common stock not beneficially owned by the interested stockholder, be at least equal to the higher of the price per share paid by the interested stockholder or the market value on the date of announcement of the proposed combination. For purposes of these provisions, an "interested" stockholder is one that beneficially owns, directly or indirectly, 10% or more of the voting power of the outstanding stock of a corporation.

The foregoing provisions may tend to deter any potential unfriendly offers or other efforts to obtain control of our company that are not approved by the board of directors and thereby deprive the stockholders of opportunities to sell shares of common stock at prices higher than the prevailing market price. These provisions may also limit our stockholders' ability to approve transactions that they may deem to be in their best interests and discourage transactions in which our stockholders might otherwise be able to dispose of their shares over the then-current market price.

Securities and Exchange Commission's Position on Indemnification for Securities Act Liabilities

Our articles of incorporation provide that we shall, to the fullest extent permitted by the Nevada Revised Statutes, as amended from time to time, indemnify each officer and director and that we may, at the discretion of the board of directors, indemnify any other person. Section 78.7502 of the Nevada Revised Statutes authorizes a corporation to indemnify any person that was or is a party, or is threatened to be made a party, to any threatened, pending, or completed, civil, criminal, administrative, or other proceeding by reason of the fact that the person was a director, officer, employee, or agent of the corporation against expenses, including attorneys' fees, judgments, fines, and amounts paid in settlement actually and reasonably incurred in connection with the matter provided that such person exercised his or her powers in good faith and with a view to the interest of the corporation or acted in good faith and in a manner that he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, in the case of any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. If our director, officer, employee, or agent has been successful on the merits or otherwise in defense of any action, we are obligated to indemnify him or her against all related expenses.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers, and controlling persons pursuant to the foregoing provisions or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. If a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer, or controlling person in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being offered for resale under this prospectus, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

INTERESTS OF NAMED EXPERTS AND COUNSEL

Our financial statements as of December 31, 2006, and 2005, and for the years ended December 31, 2006, and 2005, and for the cumulative period from June 30, 2004 (date of inception) through December 31, 2006, are included in this prospectus in reliance on the report of Hansen Barnett & Maxwell, P.C., an independent registered public accounting firm, given on the authority of that firm as experts in accounting and auditing.

No expert preparing or certifying all or any part of the prospectus or a report for use in connection with this prospectus or counsel named in this prospectus as having given an opinion on the validity of the securities being registered upon any other legal matter concerning the registration or offering of the securities was hired on a contingent basis, will receive a direct or indirect interest in our company, or was a promoter, underwriter, voting trustee, director, officer, or employee of our company.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form SB-2 under the Securities Act for the common stock to be sold in this offering. This prospectus does not contain all of the information set forth in the registration statement and the accompanying exhibits and schedules. For further information about us and our common stock, we refer you to the registration statement and the accompanying exhibits and schedules. Statements contained in this prospectus regarding the contents of any contract or any other document to which we refer are not necessarily complete. In each instance, reference is made to the copy of the contract or document filed as an exhibit to the registration statement, and each statement is qualified in all respects by that reference.

Copies of these materials may be obtained at prescribed rates from the public reference room of the Securities and Exchange Commission at 100 F Street, NE, Washington, DC 20549. You may obtain information on the operation of the public reference room by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Securities and Exchange Commission maintains a website that contains reports, proxy and information statements, and other information regarding registrants that file electronically with the Securities and Exchange Commission. The address of the site is http://www.sec.gov.

Upon the effectiveness of the registration statement, of which this prospectus is a part, we will be subject to the reporting requirements of the Securities Exchange Act, and we will file annual, quarterly, and special reports, proxy statements, and other information with the Securities and Exchange Commission. Copies of these materials, when filed, may be obtained at prescribed rates from the public reference room of the Securities and Exchange Commission at 100 F Street, NE, Washington, DC 20549. Our Securities and Exchange Commission filings will also be available to you free of charge at the Securities Exchange Commission's web site at http://www.sec.gov.

TABLE OF CONTENTS

You should rely on the information contained in this prospectus. No dealer, salesperson, or other person is authorized to give information that is not contained in this prospectus. This prospectus is not an offer to sell nor is it seeking an offer to buy these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is correct only as of the date of this prospectus, regardless of the time of the delivery of this prospectus or any sale of these securities.

Until [_____], (40 days after the commencement of the offering), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a Prospectus. This is in addition to the dealers' obligation to deliver a Prospectus when acting as underwriter and with respect to its unsold allotments or subscriptions.

PAXTON ENERGY, INC.

4,621,350 Shares
Common Stock
$0.001 Par Value

PROSPECTUS

_____, 2007

PAXTON ENERGY, INC.
INDEX TO FINANCIAL STATEMENTS

HANSEN, BARNETT & MAXWELL, P.C.
A Professional Corporation
CERTIFIED PUBLIC ACCOUNTANTS
5 Triad Center, Suite 750
Salt Lake City, UT 84180-1128
Phone: (801) 532-2200
Fax: (801) 532-7944

**Registered with the Public Company
Accounting Oversight Board**

An independent member of
BAKER TILLY
INTERNATIONAL

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and the Shareholders
Paxton Energy, Inc.

We have audited the accompanying balance sheets of Paxton Energy, Inc. as of December 31, 2006 and 2005, and the related statements of operations, stockholders' equity, and cash flows for the years then ended and for the cumulative period from June 30, 2004 (date of inception) through December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Paxton Energy, Inc. as of December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended and for the cumulative period from June 30, 2004 (date of inception) through December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the financial statements, the financial statements have been restated. As further discussed in Note 1 to the financial statements, the Company changed its method of accounting for registration payment arrangements during the year ended December 31, 2006.

HANSEN, BARNETT & MAXWELL, P.C.

Salt Lake City, Utah
March 14, 2007, except for Note 1 – Registration
 payment arrangements,
 as to which the date is April 3, 2007

PAXTON ENERGY, INC.
(AN EXPLORATION STAGE COMPANY)
BALANCE SHEETS

	December 31, 2006	December 31, 2005
	(Restated)	(Restated)

ASSETS

Current Assets		
Cash and cash equivalents	$ 750,650	$ 132,859
Accounts receivable	16,763	23,228
Prepaid Expenses and other current assets	38,262	-
Total Current Assets	805,675	156,087
Property and Equipment, net of accumulated depreciation	3,206	-
Oil and gas properties, using full cost accounting	2,284,196	1,484,323
Deferred Offering Costs	-	42,000
Total Assets	$ 3,093,077	$ 1,682,410

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities		
Accounts payable	$ 86,062	$ 32,154
Payable to Bayshore Exploration L.L.C.	32,941	414,600
Accrued registration right penalties and interest	407,778	-
Accrued interest	-	26,912
Accrued compensation	-	122,500
Notes payable to related parties	-	509,000
Notes payable	-	330,250
Total Current Liabilities	526,781	1,435,416
Long-Term Asset Retirement Obligation	22,079	2,023
Stockholders' Equity		
Preferred stock, $0.001 par value; 5,000,000 shares authorized, none issued and outstanding	-	-
Common stock, $0.001 par value; 100,000,000 shares authorized, 22,976,139 shares and 16,899,516 shares issued and outstanding at December 31, 2006 and 2005, respectively	22,976	16,900
Additional paid-in capital	6,785,287	986,543
Retained earnings (deficit)	(1,066,295)	-
Deficit accumulated during the exploration stage	(3,197,751)	(758,472)
Total Stockholders' Equity	2,544,217	244,971
Total Liabilities and Stockholders' Equity	$ 3,093,077	$ 1,682,410

The accompanying notes are an integral part of these financial statements.

PAXTON ENERGY, INC.
(AN EXPLORATION STAGE COMPANY)
STATEMENTS OF OPERATIONS

	For the Year Ended December 31,		For the Period from June 30, 2004 (Date of Inception) through
	2006	**2005**	**December 31, 2006**
	(Restated)	**(Restated)**	**(Restated)**
Oil and gas revenues	$ 169,666	$ 24,739	$ 194,405
Costs and Operating Expenses			
Lease operating expenses	25,785	369	26,154
Production taxes	9,067	1,142	10,209
Impairment loss on oil and gas properties	1,739,545	-	1,739,545
Accretion of asset retirement obligations	843	-	843
General and administrative expense	349,246	272,288	671,534
Stock-based compensation	591,575	332,500	1,024,075
Total costs and operating expenses	2,716,061	606,299	3,472,360
Loss from operations	(2,546,395)	(581,560)	(3,277,955)
Other income (expense)			
Interest income	43,576	-	43,576
Gain on derivative liability valuation	1,066,295	-	1,066,295
Interest expense	(45,383)	(26,912)	(72,295)
Interest expense from amortization of discount on secured convertible notes and other debt	(957,372)	-	(957,372)
	107,116	(26,912)	80,204
Net Loss	$ (2,439,279)	$ (608,472)	$ (3,197,751)
Basic and Diluted Loss Per Common Share	$ (0.12)	$ (0.04)	
Basic and Diluted Weighted-Average Common Shares Outstanding	21,148,421	15,910,604	

The accompanying notes are an integral part of these financial statements.

PAXTON ENERGY, INC.
(AN EXPLORATION STAGE COMPANY)
STATEMENTS OF STOCKHOLDERS' EQUITY
For the Period from June 30, 2004 (Date of Inception) through December 31, 2004 and
For the Years Ended December 31, 2005 and 2006

	Common Stock		Additional Paid-In Capital	Retained Earnings (Deficit)	Deficit Accumulated During the Exploration Stage	Total Stockholders' Equity
	Shares	Amount				
Balance - June 30, 2004 (Date of Inception)	-	$ -	$ -	$ -	$ -	$ -
Stock-based compensation for services of founder, June 2004, $0.01 per share	10,000,000	10,000	90,000	-	-	100,000
Issuance of shares for cash, June 2004 $0.01 per share	5,000,000	5,000	45,000	-	-	50,000
Net loss	-	-	-	-	(150,000)	(150,000)
Balance - December 31, 2004 (Restated)	15,000,000	15,000	135,000	-	(150,000)	-
Issuance of shares for cash, June 2005, $0.35 per share, less offering costs of $14,188	442,516	443	140,250	-	-	140,693
Stock-based compensation for services during 2005, $0.35 per share	950,000	950	331,550	-	-	332,500
Issuance of shares in connection with acquisition of oil and gas property, June 2005, $0.75 per share	507,000	507	379,743	-	-	380,250
Net loss	-	-	-	-	(608,472)	(608,472)
Balance - December 31, 2005 (Restated)	16,899,516	16,900	986,543	-	(758,472)	244,971
Issuance of shares to the chief executive officer for 2005 compensation liability, January 2006 $0.35 per share	350,000	350	122,150	-	-	122,500
Issuance of beneficial conversion features and shares in conjunction with the issuance of secured convertible notes and other debt, February 2006	223,800	224	967,244	-	-	967,468
Conversion of secured convertible notes into shares, April 2006, $0.35 per share	2,625,723	2,625	916,375	-	-	919,000
Issuance of shares and warrants for cash, less offering and registration costs of $375,848 and derivative liability of $1,467,704, April 2006, $1.25 per share (restated)	2,452,100	2,452	1,219,121	-	-	1,221,573
Issuance of shares in connection with acquisition of oil and gas properties, March 2006, $2.10 per share	100,000	100	209,900	-	-	210,000
Issuance of shares in connection with acquisition of oil and gas properties, June 2006, $2.35 per share	300,000	300	704,700	-	-	705,000
Stock-based compensation for services, March 2006, $2.75 per share	25,000	25	68,725	-	-	68,750
Stock-based compensation for options granted, July 2006	-	-	522,825	-	-	522,825
Reclassification of warrants subject to registration payment arrangement from derivative liability, October 1, 2006 (restated)	-	-	1,067,704	-	-	1,067,704
Cumulative-effect adjustment of change in accounting method for registration payment arrangements, October 1, 2006 (restated)	-	-	-	(1,066,295)	-	(1,066,295)
Net loss (restated)	-	-	-	-	(2,439,279)	(2,439,279)
Balance - December 31, 2006 (Restated)	22,976,139	$ 22,976	$ 6,785,287	$ (1,066,295)	$ (3,197,751)	$ 2,544,217

The accompanying notes are an integral part of these financial statements.

PAXTON ENERGY, INC.
(AN EXPLORATION STAGE COMPANY)
STATEMENTS OF CASH FLOWS

	For the Year Ended December 31,		For the period from June 30, 2004 (date of inception) through December 31, 2006
	2006	**2005**	
	(Restated)	**(Restated)**	**(Restated)**
Cash Flows From Operating Activities			
Net loss	$ (2,439,279)	$ (608,472)	$ (3,197,751)
Adjustments to reconcile net loss to net cash used in operating activities			
Impairment loss on oil and gas properties	1,739,545	-	1,739,545
Stock-based compensation for services	591,575	332,500	1,024,075
Gain on derivative liability valuation	(1,066,295)	-	(1,066,295)
Interest expense from amortization of discount on secured convertible notes and other debt	957,372	-	957,372
Accretion of asset retirement obligations	843	-	843
Depreciation expense	108	-	108
Changes in assets and liabilities:			
Accounts receivable	6,465	(23,228)	(16,763)
Prepaid expenses and other current assets	(38,262)	-	(38,262)
Accounts payable	53,908	32,154	86,062
Accrued interest	(9,038)	26,912	17,874
Accrued compensation	-	122,500	122,500
Net Cash Used In Operating Activities	(203,058)	(117,634)	(370,692)
Cash Flows From Investing Activities			
Acquisition of oil and gas properties	(1,572,264)	(73,200)	(1,645,464)
Purchase of property and equipment	(3,314)	-	(3,314)
Net Cash Used In Investing Activities	(1,575,578)	(73,200)	(1,648,778)
Cash Flows From Financing Activities			
Proceeds from the issuance of common stock and derivative liability, net of registration and offering costs	2,731,277	98,693	2,879,970
Proceeds from issuance of secured convertible notes and other debt, and related beneficial conversion features and common stock	455,000	225,000	680,000
Proceeds from issuance of demand note to stockholder	25,000	-	25,000
Payment of payable to Bayshore Exploration L.L.C.	(414,600)	-	(414,600)
Payment of principal on notes payable to stockholder	(325,000)	-	(325,000)
Payment of principal on note payable	(75,250)	-	(75,250)
Net Cash Provided By Financing Activities	2,396,427	323,693	2,770,120
Net Increase In Cash And Cash Equivalents	617,791	132,859	750,650
Cash and Cash Equivalents At Beginning Of Period	132,859	-	-
Cash and Cash Equivalents At End Of Period	$ 750,650	$ 132,859	$ 750,650

Supplemental Schedule of Noncash Investing and Financing Activities – Note 9

The accompanying notes are an integral part of these financial statements.

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company has restated its financial statements for the years ended December 31, 2005 and 2004, to correct errors in the Company's accounting for the amortization of capitalized well costs, recording asset retirement obligations under SFAS 143, and the valuation of stock issued upon organization. In addition, the financial statements as of December 31, 2006, and for the year then ended have been restated for the effects of correcting the early adoption of FSP 00-19-2. The restatement had an immaterial effect on the Company's cash flows and liquidity. Listed below are the effects of the restatements:

Balance Sheet	December 31, 2006 As previously reported	As restated	December 31, 2005 As previously reported	As restated	December 31, 2004 As previously reported	As restated
Oil and gas properties			$ 1,469,931	$ 1,484,323	$ -	$ -
Total Assets			1,668,018	1,682,410	-	-
Long Term Asset Retirement Obligation			-	2,023	-	-
Additional paid-in capital			896,543	986,543	45,000	135,000
Retained earnings (deficit)	$ -	$ (1,066,295)	-	-	-	-
Deficit accumulated during the exploration stage	(4,264,046)	(3,197,751)	(680,841)	(758,472)	(60,000)	(150,000)
Total Stockholders Equity	2,544,217	2,544,217	232,602	244,971	-	-
Total Liabilities and Stockholders' Equity			1,668,018	1,682,410	-	-

Statement of Operations	For the Year Ended December 31, 2006 As previously reported	As restated	For the Year Ended December 31, 2005 As previously reported	As restated	For the Year Ended December 31, 2004 As previously reported	As restated
Depreciation, depletion, and amortization			$ 12,369	$ -	$ -	$ -
Stock-based compensation for services			332,500	332,500	10,000	100,000
Total Costs and Operating Expenses			618,668	606,299	60,000	150,000
Loss from Operations			(593,929)	(581,560)	(60,000)	(150,000)
Gain on derivative liability valuation	$ -	$ 1,066,295	-	-	-	-
Net Loss	(3,505,574)	(2,439,279)	(620,841)	(608,472)	(60,000)	(150,000)
Basic and Diluted Loss Per Common Share	$ (0.17)	$ (0.12)	$ (0.04)	$ (0.04)	$ -	$ (0.01)

Statement of Stockholders' Equity	Additional Paid-In Capital As previously reported	As restated	Deficit Accumulated During the Exploration Stage As previously reported	As restated	Total Stockholders' Equity As previously reported	As restated
Balance - June 30, 2004 (Date of Inception)	$ -	$ -	$ -	$ -	$ -	$ -
Stock-based compensation for services of founder, June 2004, $0.01 per share	-	90,000	-	-	10,000	100,000
Net loss	-	-	(60,000)	(150,000)	(60,000)	(150,000)
Balance - December 31, 2004	45,000	135,000	(60,000)	(150,000)	-	-
Net loss	-	-	(620,841)	(608,472)	(620,841)	(608,472)
Balance - December 31, 2005	896,543	986,543	(680,841)	(758,472)	232,602	244,971
Reclassification of warrants to stockholders' equity	-	1,067,704	-	-	-	1,067,704
Cumulative-effect adjustment of change in accounting method for registration payment arrangements	-	-	-	-	-	(1,066,295)
Net loss	-	-	(3,505,574)	(2,439,279)	(3,505,574)	(2,439,279)
Balance - December 31, 2006	6,785,287	6,785,287	(4,264,046)	(3,197,751)	2,544,217	2,544,217

Statement of Cash Flows	For the Year Ended December 31, 2006		For the Year Ended December 31, 2005		For the Year Ended December 31, 2004	
	As previously reported	As restated	As previously reported	As restated	As previously reported	As restated
Cash Flows From Operating Activities						
Net loss	$ (3,505,574)	$ (2,439,279)	$ (620,841)	$ (608,472)	$ (60,000)	$ (150,000)
Depreciation, depletion, and amortization			12,369	-	-	-
Stock-based compensation for services			332,500	332,500	10,000	100,000
Gain on derivative liability valuation	-	(1,066,295)	-	-	-	-
Net Cash Used in Operating Activities	(203,058)	(203,058)	(117,634)	(117,634)	(50,000)	(50,000)

Organization and Nature of Operations – Paxton Energy, Inc. (the "Company") was organized under the laws of the state of Nevada on June 30, 2004. During August 2004, shareholder control of the Company was transferred, and a new board of directors was elected and new officers appointed. During June 2005, the Company commenced acquiring working interests in oil and gas properties principally located in the Cooke Ranch prospect of Texas. The Company is engaged primarily as a joint interest owner with Bayshore Exploration L.L.C. (Bayshore) in the acquisition, exploration, and development of oil and gas properties and the production and sale of oil and gas. During 2005, the first well was drilled on one of the joint-interest properties and testing and evaluation of the well began in November 2005. Through December 31, 2006, the Company has participated in the drilling of seven wells. Additionally, the Company owns a working interest in the 8,843-acre balance of the Cooke Ranch prospect and is also participating in a program to acquire up to a 75% working interest in leases adjacent to the Cooke Ranch prospect, where to date the Company has acquired leases on approximately 2,268 gross acres. The Company is considered to be in the exploration stage due to the lack of significant revenues. Bayshore is sufficiently capitalized and is not a variable interest entity.

Business Condition – The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company has not had significant revenue and is still considered to be in the exploration stage. The Company incurred losses of $2,439,279 and $608,472 during the years ended December 31, 2006 and 2005, respectively, and used $203,058 and $117,634 of cash in its operating activities during the years ended December 31, 2006 and 2005, respectively. Through December 31, 2006, the Company has accumulated a deficit during the exploration stage of $3,197,751. At December 31, 2006, the Company has working capital of $278,894 and stockholders' equity of $2,544,217.

Management believes that the Company has sufficient funds to operate for the immediate future and pay for its share of current planned exploration costs, including the re-completion of one well, the completion of one well, and a two-dimensional seismic study on the Cooke Ranch. However, any expansion beyond these current plans will require additional capital funding. The Company intends to continue to seek drilling opportunities on the acreage in which it has an interest, which would require the Company to obtain financing from external sources.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Property and Equipment – Property and equipment consist of office equipment. Useful lives range from 3-5 years. Depreciation is charged to operations on a straight-line basis. At December 31, 2006, property and equipment consisted of the following (none at December 31, 2005):

	2006
Office equipment	$ 3,314
Less accumulated depreciation	(108)
Property and equipment, net	$ 3,206

Depreciation expense was $108 for the year ended December 31, 2006 (none for year ended December 31, 2005).

Oil and Gas Properties – The Company follows the full cost method of accounting for oil and gas properties. Under this method, all costs associated with acquisition, exploration, and development of oil and gas reserves, including directly related overhead costs and related asset retirement costs, are capitalized. Costs capitalized include acquisition costs, geological and geophysical expenditures, lease rentals on undeveloped properties, and costs of drilling and equipping productive and nonproductive wells. Drilling costs include directly related overhead costs. Capitalized costs are categorized either as being subject to amortization or not subject to amortization.

All capitalized costs of oil and gas properties, including the estimated future costs to develop proved reserves, will be amortized, once proved reserves are determined to exist, on the unit-of-production method using estimates of proved reserves. The Company has not yet obtained a reserve report because it is still considered to be in the exploration stage and has had limited oil and gas exploration and production. At December 31, 2006, there were no capitalized costs subject to amortization. Investments in unproved properties and major development projects are not amortized until proved reserves associated with the projects can be determined. If the results of an assessment indicate that the properties are impaired, the amount of the impairment is added to the capitalized costs to be amortized.

In addition, the capitalized costs are subject to a "ceiling test," which basically limits such costs to the aggregate of the "estimated present value," based on the projected future net revenues from proved reserves, discounted at 10% per annum to present value of future net revenues from proved reserves, based on current economic and operating conditions, plus the lower of cost or fair market value of unproved properties. During the years ended December 31, 2006 and 2005, the Company recognized an impairment loss on its oil and gas properties in the amount of $1,739,545 and $0, respectively.

Sales of proved and unproved properties are accounted for as adjustments of capitalized costs with no gain or loss recognized, unless such adjustments would significantly alter the relationship between capitalized costs and proved reserves of oil and gas, in which case the gain or loss is recognized in income.

Abandonments of properties are accounted for as adjustments of capitalized costs with no loss recognized.

Impairment of Long-Lived Assets – Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability is measured by a comparison of the carrying amount of an asset or asset group to estimated future undiscounted net cash flows of the related asset or group of assets over their remaining lives. If the carrying amount of an asset exceeds its estimated future undiscounted cash flows, an impairment charge is recognized for the amount by which the carrying amount exceeds the estimated fair value of the asset. Impairment of long-lived assets is assessed at the lowest levels for which there are identifiable cash flows that are independent of other groups of assets. The impairment of long-lived assets requires judgments and estimates. If circumstances change, such estimates could also change. As a result of the impairment analysis, oil and gas properties were impaired as described above during the year ended December 31, 2006.

Deferred Offering Costs – Costs related to making an offering to issue common stock are deferred until proceeds of the offering are received, at which time the offering costs are netted against the proceeds of the offering. In the event the offering is abandoned, the deferred offering costs are expensed.

Revenue Recognition – All revenues are derived from the sale of produced crude oil and natural gas. Revenue and related production taxes and lease operating expenses are recorded in the month the product is delivered to the purchaser. Payment for the revenue, net of related taxes and lease operating expenses, is received from the operator of the well approximately 45 days after the month of delivery. Accounts receivable are stated at the amount management expects to collect. Management provides for probable uncollectible amounts through a charge to earnings and a credit to an allowance based on its assessment of the collectibility of the receivable. At December 31, 2006 and 2005, no allowance for doubtful accounts was deemed necessary.

Stock-Based Compensation - Effective January 1, 2006, the Company adopted FAS No. 123R, *Share-Based Payment*, for its stock-based compensation. Prior to 2006, the Company had not granted stock options. The Company recognizes compensation expense for stock-based awards expected to vest on a straight-line basis over the requisite service period of the award, based on their grant date fair value. The Company estimates the fair value of stock options using a Black-Scholes option pricing model which requires management to make estimates for certain assumptions regarding risk-free interest rate, expected life of options, expected volatility of stock and expected dividend yield of stock.

Income Taxes – Provisions for income taxes are based on taxes payable or refundable and deferred taxes. Deferred taxes are provided on differences between the tax bases of assets and liabilities and their reported amounts in the financial statements and tax operating loss carryforwards. Deferred tax assets and liabilities are included in the financial statements at currently enacted income tax rates applicable to the period in which the deferred tax assets and liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

Cash Equivalents – The Company considers all highly liquid investments having an original maturity of three months or less to be cash equivalents.

Basic and Diluted Loss per Common Share – Basic loss per share amounts are computed by dividing net loss by the weighted-average number of shares of common stock outstanding during each period. Diluted loss per share amounts are computed assuming the issuance of common stock for potentially dilutive common stock equivalents. All outstanding stock options and warrants are currently antidilutive and have been excluded from the diluted loss per share calculations. None of the 1,644,250 shares of common stock issuable upon exercise of options and warrants were included in the computation of diluted loss per share at December 31, 2006. There were no potentially dilutive common stock equivalents at December 31, 2005.

Concentrations of Risk – The Company's operations to date have exclusively been concentrated in the exploration and development of oil and gas properties, principally in La Salle County, Texas. Substantially all oil and gas properties have been acquired through agreements with Bayshore Exploration L.L.C., which acquires and sells interests in the leaseholds, sells participation interests in the leaseholds and wells, and manages the exploration and development as operator of the properties. All revenue through December 31, 2006, and all of the accounts receivable at December 31, 2006, have been from one customer, the operator of the wells in production.

The Company's cash is maintained in accounts of one financial institution. These accounts are insured by the Federal Deposit Insurance Corporation up to $100,000. As of December 31, 2006, excess cash of approximately $700,000 was invested in money market mutual funds, which is not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

Registration payment arrangements – On October 1, 2006, the Company changed its method of recognizing registration payment arrangements by early-implementing FASB Staff Position (FSP) EITF 00-19-2, *Accounting for Registration Payment Arrangements* ("FSP 00-19-2"). Under FSP 00-19-2 and Statement of Financial Accounting Standards No. 5, *Accounting for Contingencies* ("SFAS 5"), a registration payment arrangement is an arrangement where (a) the Company endeavors to file a registration statement for certain securities with the SEC and have the registration statement declared effective within a certain time period; and/or (b) the Company will endeavor to keep a registration statement effective for a specified period of time; and (c) transfer of consideration is required if the Company fails to meet those requirements. When the Company issues an instrument with these registration payment requirements, the Company estimates the amount of consideration that is likely to be paid out under the agreement and offsets the amount of the liability against the proceeds of the instrument issued. The estimate is re-evaluated at the end of each reporting period, with any changes recorded as a registration penalty in the statements of operations.

As further described in Note 5, the Company entered into a registration payment arrangement on April 27, 2006, in connection with the issuance of common stock and warrants in a private placement offering. Prior to October 1, 2006, the registration payment arrangement and the 1,226,050 warrants which were subject to that arrangement were accounted for as one instrument classified as a derivative liability in accordance with EITF 00-19 of $1,467,704. During the period from April 27, 2006 through September 30, 2006, the Company recorded a gain on derivative liability valuation of $1,066,295. The fair value of the derivative liability at September 30, 2006 was $401,409.

Under the transition requirements of FAS 00-19-2 for the registration payment arrangement and the warrants that were subject to that arrangement, the Company was required to reclassify the fair value of the warrants to stockholders' equity separately from the contingent registration payment arrangement obligation to the private placement investors and to recognize a cumulative-effect adjustment to stockholders' equity and specifically to retained earnings (deficit) on October 1, 2006, for the change in methods of accounting for the registration payment arrangement. On October 1, 2006, the Company reclassified the original fair value of the warrants of $1,467,704, less the estimated registration payment liability of $400,000, to stockholders' equity as $1,067,704 of additional paid-in capital. The cumulative-effect adjustment to retained earnings (deficit) of $1,066,295 consisted of $400,000 from the recognition and measurement of the contingent liability, $1,067,704 from the amount of the warrants subject to the registration payment arrangement reclassified to additional paid-in capital, less $401,409 from the fair value of the derivative liability on September 30, 2006.

Fair Values of Financial Instruments – The carrying amounts reported in the balance sheets for accounts receivable, accounts payable, and accrued liabilities approximate fair value because of the immediate or short-term maturity of these financial instruments. The asset retirement obligation is stated at fair value computed using a discount rate that approximates the current market rate.

Recent Accounting Pronouncements – In July 2006, the FASB issued FASB Interpretation (FIN) No. 48, *Accounting for Uncertainty in Income Taxes,* which provides guidance on the accounting for uncertainty in income taxes recognized in financial statements. FIN 48 is effective for fiscal years beginning after December 15, 2006, with earlier adoption permitted. The Company does not expect the adoption of FIN 48 to have a material effect on its financial position, results of operations, or cash flows.

In February 2006, the FASB issued SFAS No. 155, *Accounting for Certain Hybrid Financial Instruments -- an amendment of FASB Statements No. 133 and 140.* SFAS No. 155 resolves issues addressed in SFAS No. 133 Implementation Issue No. D1, *Application of Statement 133 to Beneficial Interests in Securitized Financial Assets*. SFAS No. 155 will become effective for the Company's fiscal year that begins after September 15, 2006. The impact of SFAS No. 155 will depend on the nature and extent of any new derivative instruments entered into after the effective date.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, *Fair Value Measurements,* which provides enhanced guidance for using fair value to measure assets and liabilities. SFAS No. 157 establishes a common definition of fair value, provides a framework for measuring fair value under generally accepted accounting principles, and expands disclosure requirements about fair value measurements. SFAS No. 157 is effective for financial statements issued in fiscal years beginning after November 15, 2007, and for interim periods within those fiscal years. The Company is currently evaluating the impact, if any, the adoption of SFAS No. 157 will have on its financial reporting and disclosures.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106, and 132(R)* (SFAS 158), which requires recognition of a net liability or asset to report the funded status of defined benefit pension and other postretirement plans on the balance sheet and recognition (as a component of other comprehensive income) of changes in the funded status in the year in which the changes occur. Additionally, SFAS No. 158 requires measurement of a plan's assets and obligations as of the balance sheet date and additional annual disclosures in the notes to financial statements. The recognition and disclosure provisions of SFAS No. 158 are effective for fiscal years ending after December 15, 2006, while the requirement to measure a plan's assets and obligations as of the balance sheet date is effective for fiscal years ending after December 15, 2008. The Company does not currently have a plan that would be affected by the provisions of this standard, and as such, does not expect the adoption of SFAS 158 to have a material impact on its financial reporting and disclosures.

In September 2006, the SEC staff published Staff Accounting Bulletin No. 108, *Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements* ("SAB 108"). SAB 108 addresses quantifying the financial statement effects of misstatements, specifically, how the effects of prior year uncorrected errors must be considered in quantifying misstatements in the current year financial statements. This statement is effective for fiscal years ending after November 15, 2006. The Company does not expect the adoption of SAB 108 to have a material effect on its financial statements.

NOTE 2 – OIL AND GAS PROPERTIES

During 2005, the Company commenced participation in oil and gas exploration and development activities with Bayshore in La Salle County, Texas. During 2005, the Company acquired from Bayshore a 31.75% working interest (23.8125% net revenue interest) in the Cooke Ranch prospect, consisting of approximately 8,883 acres. Drilling of the Cooke No. 3 well was completed in November 2005 and drilling of the Cartwright No. 1 well was in process at December 31, 2005.

During 2006, the Company entered into an agreement with Bayshore to acquire a 50% working interest in approximately 3,200 acres of oil and gas leases and oil and gas lease options located in La Salle County, Texas, for the purpose of oil and gas exploration and production. The Company was also granted an option to increase its working interest in the leases to 75% within 90 days of the date of the agreement, on the same terms and conditions. On June 13, 2006, the Company exercised its option to increase its working interest to 75% (56.25% net revenue interest).

Additionally during 2006, the Company entered into a Joint Exploration Agreement with Bayshore covering the 8,883 acres of the Cooke Ranch prospect. The Exploration Agreement provides for the Company and Bayshore to join together for the purpose of drilling exploratory wells and performing studies of the Cooke Ranch prospect acreage and acquiring additional prospective oil and gas properties on which to explore for, develop, and produce oil and gas.

During 2006, the Company participated in the drilling of an additional five wells and the completion of the Cartwright No. 1. Four of these wells, the Cooke No. 2, the Cooke No. 4, the Cooke No. 5, and the Cartwright No. 2 wells, are in the Cooke Ranch prospect. One additional well, the McDermand No. 1 well, was drilled, in participation with Howard Exploration in Jefferson County, Texas. Of the wells drilled during 2006, the Cooke No. 4, the Cartwright No. 2, and the McDermand No. 1 wells were dry, and were plugged and abandoned.

As described above, the Company has principally conducted in drilling operations in the Cooke Ranch prospect. At December 31, 2006, given that the Company is still considered to be in the exploration stage, a determination has not been made about the extent of oil reserves that should be classified as proved reserves. Consequently, the oil and gas properties have not been subjected to amortization of the full cost pool. However, at December 31, 2006, the Company has determined that capitalized costs for wells drilled were in excess of estimated present value of future cash flows from those wells. As a result, the Company has recognized an impairment loss in the amount of $1,739,545 during the year ended December 31, 2006. No impairment was made as of December 31, 2005. Other oil and gas properties, including leasehold interest costs, exploration agreement costs, and geological and geophysical costs, are carried at the cost, which management believes to be lower than fair market value.

At December 31, 2006 and 2005, oil and gas properties consist of the following:

	2006	2005
Drilling and exploration costs (unproved properties)	$ 2,775,918	$ 1,307,523
Leasehold interest costs	931,800	176,800
Exploration agreement cost	235,000	-
Geological and geophysical costs	81,023	-
Total costs	4,023,741	1,484,323
Less impairment loss	(1,739,545)	-
Oil and gas properties, net	$ 2,284,196	$ 1,484,323

The acquisition of oil and gas properties during the years ended December 31, 2006 and 2005, was financed as follows:

	2006	2005
Cash paid to or payable to Bayshore	$ 1,605,205	$ 487,800
Issuance of common stock	915,000	380,250
Issuance of demand notes payable	-	614,250
Accrual of asset retirement obligation	19,213	2,023
Oil and gas properties, net	$ 2,539,418	$ 1,484,323

In connection with the acquisition of oil and gas properties in 2005, the Company sold 2.75% of its working interest in the Cooke No. 3 well for $380,250 and applied the proceeds towards the acquisition of an additional 8.5% working interest in the Cooke Ranch prospect, including the Cooke No. 3 well. The Company did not recognize a gain on the sale of the working interest, but instead, adjusted the carrying value of the remaining interest in the oil and gas property by the proceeds from the sale.

NOTE 3 – NOTES PAYABLE

During July 2005, the Company executed unsecured demand promissory notes totaling $105,250 to unrelated third parties and $509,000 to related parties, which are principally major stockholders of the Company, including $409,000 borrowed from Robert Freiheit, the Company's president. The notes were executed in exchange for payments made directly to Bayshore for the purchase of oil and gas properties and for the assumption of commissions payable related to the property acquisition. During November 2005, the Company executed $225,000 of unsecured demand promissory notes to unrelated third parties for cash proceeds of $225,000. The Company computed accrued interest on the notes during 2005 and January 2006 at 9% per annum.

On February 1, 2006, the Company executed a Secured Convertible Note Purchase Agreement (the Note Agreement) and, in accordance with the Note Agreement, $464,000 of existing demand notes payable ($209,000 to related parties and $255,000 to third parties) were converted into $464,000 of secured convertible notes payable. During the three months ended March 31, 2006, the Company issued an additional $455,000 of secured convertible notes payable under the terms of the Note Agreement. A total of $919,000 of secured convertible notes payable was issued. A loan fee equal to one restricted share of common stock was issued to the note holders for each $5.00 of principal issued under the notes payable, which resulted in the Company issuing 183,800 shares of common stock to the note holders.

The secured convertible notes payable were due February 2, 2008, bore interest at the rate of 9% per annum, payable quarterly, were secured by all of the assets of the Company and were convertible into common stock by the note holders at any time during the term of the notes at the rate of $0.35 per share. In addition, the Company could require conversion of the notes at the rate of $0.35 per share in the event that the Company completed an equity financing of at least $2,000,000 prior to September 30, 2006. The holders of the notes received participation registration rights to have their common stock registered if a future registration statement was filed.

The amount of the secured convertible notes and $10,096 of computed accrued interest from the demand notes totaled $929,096 and was allocated between the secured convertible notes (including the beneficial conversion option) and the common stock based on their relative fair values and resulted in allocating $761,554 to the secured convertible notes and $167,542 to the common stock. The $761,554 allocated to the secured convertible notes was assigned to the beneficial conversion option received by the note holders. The resulting discount on the convertible notes of $919,000 was amortized as a non-cash charge to interest expense on April 27, 2006. Total interest expense from the amortization of the discount on the secured convertible notes for the year ended December 31, 2006 was $919,000. As further described in Note 5 to the financial statements, the Company closed on an equity financing on April 27, 2006, and the Company called for the conversion of the $919,000 of secured convertible notes into 2,625,723 shares of common stock, which represented the conversion of $209,000 of notes payable to related parties into 597,143 common shares and the conversion of $710,000 of notes payable to third parties into 2,028,580 common shares.

As part of the issuance of notes payable to related parties during 2005 as discussed above, the Company executed unsecured demand promissory notes totaling $409,000 to Robert Freiheit, the Company's president. On February 1, 2006, $300,000 of the demand notes were converted into a 9% per annum term note due June 1, 2006. In connection with this term note, the Company issued 40,000 shares of common stock to Mr. Freiheit as a loan fee. The $300,000 reduction in the demand promissory notes was allocated between the term note and the common stock based on their relative fair values and resulted in an allocation of $261,628 to the term note and $38,372 to the common stock. The resulting $38,372 discount to the term note was amortized as a noncash charge to interest expense over the period from February 1 to June 1, 2006. The term note and related accrued interest were paid in full in June 2006. The remaining $109,000 of the notes payable to Mr. Freiheit was converted on February 1, 2006, into secured convertible notes payable, as discussed above.

The remaining demand note from 2005 in the amount of $75,250 was paid in full on March 2, 2006.

At December 31, 2005, the payable to Bayshore, totaled $414,600, was non-interest bearing, was unsecured and was due during February and March 2006.

In April 2006, the Company borrowed $25,000 from its president. This note accrued interest at 9% per annum, was unsecured, and was paid in full in July 2006.

NOTE 4 – ASSET RETIREMENT OBLIGATION

SFAS 143 provides accounting requirements for retirement obligations associated with tangible long-lived assets, including: 1) the timing of liability recognition; 2) initial measurement of the liability; 3) allocation of asset retirement cost to expense; 4) subsequent measurement of the liability; and 5) financial statement disclosures. SFAS 143 requires that an asset retirement cost should be capitalized as part of the cost of the related long-lived asset and subsequently allocated to expense using a systematic and rational method. SFAS 143 will affect amortization of oil and gas properties on an ongoing basis.

An asset retirement obligation is recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The current asset retirement obligation represents the fair value of obligation to the Company for shutting in the associated wells as determined using an expected cash flow approach with a credit-adjusted risk-free rate between 8.50% and 9.28%. Accretion expense is recorded in each subsequent period to recognize the changes in the liability for an asset retirement obligation either over the passage of time or due to revisions to the amount of the original estimate of undiscounted cash flows. The Company uses the interest method calculated using the designated credit-adjusted risk-free interest rate to calculate the increase in liability due to the passage of time. During the years ended December 31, 2006 and 2005, the Company recognized $843 and $0, respectively, of accretion expense under this interest method.

The reconciliation of the asset retirement obligation for the years ended December 31, 2005 and 2006, is as follows:

Balance at December 31, 2004	$	-
Liabilities incurred		2,023
Accretion expense		-
Revisions to estimates		-
Balance at December 31, 2005		2,023
Liabilities incurred		12,456
Accretion expense		843
Revisions to estimates		6,757
Balance at December 31, 2006	$	22,079

NOTE 5 – COMMON AND PREFERRED STOCK

The Company amended and restated its articles of incorporation on July 28, 2006. Among the changes, the Company reduced its authorized shares of common stock from 500,000,000 shares to 100,000,000 shares, $0.001 par value, and created authority to issue up to 5,000,000 shares, $0.001 par value, of preferred stock.

The Company was incorporated in Nevada on June 30, 2004. On June 30, 2004, the Company issued 51,000,000 shares of common stock to its founder and initial director and president, Jason Ashton, for organizational services under arrangements made prior to the Company's incorporation. As a condition precedent to completing the issuance of common stock to a third party for cash, the Company and Mr. Ashton agreed on June 30, 2004, that he would contribute back to the corporation 41,000,000 of the 51,000,000 shares issued to him at organization, retaining 10,000,000 shares, in order to restructure the Company's capitalization to obtain needed cash equity. The revision of the number of common shares that remained outstanding was recognized in the accompanying financial statements as a reverse stock split, which resulted in the restatement of the financial statements for the effects of the reverse stock split on a retroactive basis for all periods that included June 30, 2004. The 10,000,000 shares of common stock issued for his services were valued at the fair value of the services rendered, which was $100,000 or $0.01 per share, and was determined based upon the price at which common stock was also issued for cash in June 2004.

On June 30, 2004, immediately following the agreement to satisfy the condition precedent described above, the Company issued 5,000,000 shares of restricted common stock in a private placement offering at $0.01 per share for $50,000 to Crimson City Holdings, Inc., an unaffiliated entity.

During June 2005, the Company issued 442,516 shares of common stock in a private placement offering for cash in the amount of $154,881, or $0.35 per share. The Company paid $14,188 for the cost of the offering, which has been charged against the proceeds from the offering.

In June 2005, the Company issued 507,000 shares of common stock to Bayshore in exchange for a 3.25% working interest in an oil and gas property. The acquisition was recorded at $380,250, or $0.75 per share.

During the year ended December 31, 2005, the Company issued 500,000 shares of common stock to Keith McKenzie, the Company's chief operating officer, in connection with his employment and initial services. The Company also issued 450,000 shares of common stock to consultants for financial advisory services, public relations services, and geological advisory services. These services were valued and recorded at $332,500 or $0.35 per share, based on the price common stock was issued for cash during June 2005.

On April 27, 2006, the Company issued 2,452,100 shares of common stock and warrants to purchase 1,226,050 shares of common stock for a period of five years at $3.00 per share in a private placement offering for cash in the amount of $3,065,125, or $1.25 per share. The Company incurred $375,848 in offering and estimated registration costs. The offering and registration costs were charged against the proceeds from the offering. Additionally, the Company issued warrants to purchase 43,200 shares of common stock to an entity that acted as the agent for the offering and sale of the securities. The warrants issued to the investors and issued to the placement agent contain full anti-dilution provisions. At the option of the Company, the warrants may be exercisable by means of a cashless exercise after June 30, 2007, if certain registration, market price, and trading volume conditions are satisfied.

In connection with the offering, the Company entered into a registration rights agreement (referred to herein as a registration payment arrangement) that, among other matters, provides that if the Company failed to file a registration statement by June 30, 2006, and fails to meet certain other deadlines until the registration statement is declared effective, the Company will be liable for the payment of partial liquidated damages to the investors of 1% per month (up to a maximum of 18% or $551,723) based on the proceeds of the offering. The cash payment requirements of the partial liquidated damages resulted in the possibility that the Company may not be able to net-share settle the warrants and may be required to net-cash settle the warrants. The net-cash settlement conditions of the warrants resulted in the recognition of the 1,226,050 warrants issued to the investors as a derivative liability in accordance with EITF 00-19.

The derivative liability was separately valued from the common stock at an amount equal to the fair value of the 1,226,050 warrants, as measured using the Black-Scholes option pricing model. The fair value of the derivative liability at the date of the private placement was $1,467,704, based on the following assumptions: risk-free interest rate of 4.92%, volatility of 80%, expected yield of 0%, and expected life of 1.5 years. The net proceeds from the private placement offering were allocated $1,221,573 to the shares of common stock and $1,467,704 to the derivative liability.

During each accounting period, the Company measured the change in the derivative liability and recorded the change as a gain or loss on derivative valuation. During the period from April 27, 2006, through September 30, 2006, the Company recorded a gain on derivative liability valuation of $1,066,295. The fair value of the derivative liability at September 30, 2006, was $401,409.

In accordance with the FSP EITF 00-19-2, the Company reclassified the warrants to additional paid-in capital on October 1, 2006, and separately recognized an estimated liability of $400,000 (plus interest of $7,778 through December 31, 2006) for probable payments that will be payable under the registration rights agreement. No change of the estimate has been recorded through the statement of operations as of December 31, 2006.

On January 6, 2006, the Company issued 350,000 shares of common stock to the Company's president for his services to the Company for 2005. The value of the services had been accrued as compensation expense during 2005, and recorded at the value of the common stock received ($122,500, or $0.35 per share).

As further discussed in Note 3 to the financial statements, the Company issued 223,800 shares of common stock as loan fees in connection with the issuance of $919,000 of two-year secured convertible notes and a 120-day term note in the amount of $300,000. Also as discussed in Note 3 to the financial statements, the Company issued 2,625,723 shares of common stock in April 2006 upon conversion of $919,000 of secured convertible notes.

As further discussed in Note 2 to the financial statements, the Company issued 400,000 shares of common stock to Bayshore in connection with the acquisition of oil and gas properties. The acquisitions have been recorded at $915,000.

In March 2006, the Company issued 25,000 shares of common stock to a consultant for public relations services. These services were valued and recorded at $68,750 or $2.75 per share.

NOTE 6 – RELATED PARTY TRANSACTIONS

Robert Freiheit, president of the Company and then sole director (or companies controlled by Mr. Freiheit), loaned the Company $409,000 during 2005 to provide financing for the acquisition of oil and gas properties. See Notes 2 and 3 to the financial statements. On February 1, 2006, the Company converted the demand loans into a $300,000 9% per annum term note due June 1, 2006 and a $109,000 9% per annum secured convertible note payable February 2, 2008. In connection with these conversions, Mr. Freiheit received 61,800 shares of common stock in the form of loan fees. The secured convertible note was converted into 311,429 shares of common stock on April 27, 2006 and the term note was paid in full in June 2006. During April 2006, Mr. Freiheit made a 9% per annum loan to the Company in the amount of $25,000, which was repaid in July, 2006. Additionally, Liberty Associates, an entity owned by Mr. Freiheit, received rental income from the Company of $13,200 during the year ended December 31, 2005 (none during the year ended December 31, 2006), and received consulting fees of $38,800 and $7,500 during the years ended December 31, 2006 and 2005, respectively.

During the year ended December 31, 2005, Keith McKenzie, the chief operating officer of the Company (or companies controlled by Mr. McKenzie), received a $75,000 commission from the acquisition of the Company's 8.5% working interest in the Cooke Ranch prospect. The commission was paid in the form of a promissory note from the Company. On February 1, 2006, the note was converted into a secured convertible note payable February 2, 2008. In connection with this conversion, Mr. McKenzie received 15,000 shares of common stock in the form of loan fees. The secured convertible note was converted into 214,286 shares of common stock on April 27, 2006. Additionally, a company controlled by Mr. McKenzie received consulting fees of $0 and $4,600 during the years ended December 31, 2006 and 2005, respectively.

Howard Landa, a principal shareholder of the Company, loaned the Company $25,000 during 2005 to provide financing for the acquisition of oil and gas properties. On February 1, 2006, the note was converted into a secured convertible note payable February 2, 2008. In connection with this conversion, Mr. Landa received 5,000 shares of common stock in the form of loan fees. The secured convertible note was converted into 71,429 shares of common stock on April 27, 2006.

As discussed in Notes 2 and 5 to the financial statements, Bayshore was issued 507,000 shares of common stock and was paid or was entitled to receive cash payments of $1,102,050 in exchange for oil and gas properties during 2005. Furthermore, Jamin Swantner, the manager of Bayshore, was issued 100,000 shares of common stock for geological advisory services during 2005. For the year ended December 31, 2006, Bayshore was issued 400,000 shares of common stock and was paid or was entitled to receive cash payments of $1,605,205 in connection with the acquisition of oil and gas properties and exploration of those properties.

NOTE 7 – STOCK OPTIONS AND WARRANTS

Effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123 (Revised 2004), *Share-Based Payment* (SFAS 123R), which addresses the accounting for share-based payment transactions in which a company receives employee services in exchange for either equity instruments of that company or liabilities that are based on the fair value of that company's equity instruments, or that may be settled by issuance of such equity instruments. Prior to 2006, the Company did not have any stock options outstanding.

On July 19, 2006, the Company granted an option to purchase 375,000 shares of common stock to a new outside director of the Company. The option is exercisable at $3.00 per share, vested immediately, and expires on July 19, 2011. In connection with the option grant, the Company reported compensation expense of $522,825 related to this stock option. At December 31, 2006, there is no unrecognized compensation related to stock options.

For options granted subsequent to the adoption date of SFAS 123R, the fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option pricing model. The weighted average fair value of the stock option granted on July 19, 2006, was $1.39. The weighted-average assumptions used to determine the fair value of the stock option were risk-free interest rate of 5.02%, expected life of five years, expected volatility of 80%, and expected dividend yield of zero.

During April 2006, the Company issued warrants to purchase 1,269,250 shares of common stock at $3.00 per share, as further described in Note 5.

A summary of stock option and warrant activity for the years ended December 31, 2006 and 2005, is presented below:

	Options and Warrants	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
Outstanding at December 31, 2004	-	$ -		
Outstanding at December 31, 2005	-	$ -		
Granted	1,644,250	$ 3.00		
Outstanding at December 31, 2006	1,644,250	$ 3.00	4.4 years	$ -
Exercisable at December 31, 2006	1,644,250	$ 3.00	4.4 years	$ -

NOTE 8 – INCOME TAXES

As of December 31, 2006, the Company has operating loss carryforwards of approximately $2,700,000. The operating losses expire, if not used, from 2025 through 2027.

Under SFAS No. 109, *Accounting for Income Taxes*, deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes and operating loss carryforwards. The significant components of net deferred tax assets and liabilities were as follows at December 31, 2006 and 2005:

	2006	**2005**
Deferred tax asset - Operating loss carry forwards	$ 917,562	$ 345,102
Stock-based compensation	177,761	-
Oil and gas properties	70,046	(127,767)
Organizational costs	6,800	9,520
Valuation allowance	(1,172,169)	(226,855)
	$ -	$ -

The valuation allowance increased $945,314 for the year ended December 31, 2006, and $206,455 for the year ended December 31, 2005.

The following is a reconciliation of the income tax benefit computed at the statutory federal rate of 34% to income tax expense included in the accompanying financial statements for the years ended December 31, 2006 and 2005:

	2006	2005
Income tax (benefit) at statutory rate	$ (1,191,895)	$ (206,880)
Excess of interest expense from amortization of discount on secured convertible notes and other debt over deductible interest	245,238	-
Other non-deductible expenses	1,343	425
Change in valuation allowance	945,314	206,455
Income Tax Expense	$ -	$ -

NOTE 9 – SUPPLEMENTAL CASH FLOW INFORMATION

During the year ended December 31, 2006, the Company had the following noncash investing and financing activities:

a.   Issued 350,000 shares of common stock to the president of the Company in satisfaction of a $122,500 obligation for compensation for the year ended December 31, 2005;

b.   Issued $919,000 of secured convertible promissory notes, a $761,554 beneficial conversion option and 183,800 shares of common stock upon the conversion of $464,000 of demand promissory notes and $10,096 of accrued interest and for cash proceeds of $455,000;

c.   Secured convertible promissory notes in the amount of $919,000 were converted into 2,625,723 shares of common stock in April 2006;

d. $300,000 of demand promissory notes were converted into 120-day promissory notes and a $38,372 beneficial conversion option;

e.   The Company issued 400,000 shares of common stock valued at $915,000 to Bayshore in connection with the acquisition of oil and gas properties;

f.   An asset retirement obligation was incurred and oil and gas properties were increased by $19,213 as a result of wells drilled or revisions to prior year estimates; and

g.   Of the transactions with Bayshore during the year ended December 31, 2006, $32,941 was financed by Bayshore on open account at December 31, 2006.

During the year ended December 31, 2005, the Company had the following noncash investing and financing activities:

a.   The Company issued 507,000 shares of common stock in exchange for a 3.25% working interest in the Cooke Ranch Prospect, including the Cooke No. 3 well, with a purchase price of $380,250;

b.   The Company farmed out its 3.25% working interest in the Cooke No. 3 well with the credit for the sales price of $380,250 applied towards the purchase of an 8.5% working interest in the Cooke Ranch prospect, including the Cooke No. 3 well;

c.   The Company issued demand notes payable to five parties in the aggregate amount of $614,250 for credit towards the purchase of an 8.5% working interest in the Cooke Ranch prospect, including the Cooke No. 3 well as a result of amounts paid directly to Bayshore by them or for commissions payable assumed by the Company;

d.   In December 2005, the acquisition of a 20% working interest in the Cartwright No. 1 well for $237,800 and the purchase of a 20% leasehold and working interest in the Cooke Ranch prospect for $176,800 were financed by Bayshore for 120 days; and

e.   An asset retirement obligation was incurred and oil and gas properties were increased by $2,023 as a result of wells drilled.

The Company paid $54,420 and $0 for interest during the years ended December 31, 2006 and 2005, respectively.

NOTE 10 – SUBSEQUENT EVENT

Oil and Gas Properties **–** In January 2007, the Fiedler No. 1 well was drilled on acreage outside of Cooke Ranch in which the Company has an interest and will be completed for production. The Company conveyed its 75% interest in the Fiedler No. 1 40-acre drilling location to Bayshore, subject to the Company's right to earn an 18.75% working interest by paying $123,113 in completion costs. Bayshore obtained drilling funding from other sources for 100% of the costs of drilling to total depth. The Company exercised its right to earn an 18.75% working interest and paid its share of completion costs in February 2007.

PAXTON ENERGY, INC.
(AN EXPLORATION STAGE COMPANY)
SUPPLEMENTAL INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES
(Unaudited)

Capitalized Costs Relating to Oil and Gas Producing Activities

	December 31,		
	2006		**2005**
Unproved oil and gas properties	$ 4,023,741	$	1,484,323
Less impairment of oil and gas properties	(1,739,545)		-
Net Capitalized Costs	$ 2,284,196	$	1,484,323

Costs Incurred in Oil and Gas Producing Activities

	For the year ended December 31,		
	2006		**2005**
Acquisition of unproved properties (net of proceeds from property sales)	$ 755,000	$	176,800
Exploration costs	1,784,418		1,307,523
Total costs and operating expenses	$ 2,539,418	$	1,484,323

Results of Operations from Oil and Gas Producing Activities

	For the year ended December 31,		
	2006		**2005**
Oil and gas revenues	$ 169,666	$	24,739
Lease operating expenses	(25,785)		(369)
Production taxes	(9,067)		(1,142)
Accretion of asset retirement obligation	(843)		-
Impairment loss on oil and gas properties	(1,739,545)		-
General and administrative (exclusive of corporate overhead)	(8,650)		(98,450)
Results of operations before income taxes	(1,614,224)		(75,222)
Provision for income taxes	-		-
Results of Oil and Gas Producing Operations	$ (1,614,224)	$	(75,222)

Reserve Quantities Information and Standardized Measures of Discounted Future Cash Flows

The Company's is still in the exploration stage and has not yet obtained a study of oil and gas reserves or determined that any proved oil or gas reserves exist. Accordingly, the Company has not presented reserve quantities information or standardized measures of discounted future cash flows.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 27. EXHIBITS

Exhibit Number*	Title of Document	Location
Item 3.	**Articles of Incorporation and Bylaws**	
3.01	Articles of Incorporation	Incorporated by reference to the Registration Statement on Form SB-2 filed on August 1, 2006, SEC File No. 333-136199.
3.02	Amended and Restated Articles of Incorporation of Paxton Energy, Inc.	Incorporated by reference to the Registration Statement on Form SB-2/A (Amendment No. 1) filed on December 21, 2006, SEC File No. 333-136199.
3.03	Bylaws of Paxton Energy, Inc. (as amended and restated October 1, 2005)	Incorporated by reference to the Registration Statement on Form SB-2 filed on August 1, 2006, SEC File No. 333-136199.
Item 4.	**Instruments Defining the Rights of Holders, Including Indentures**	
4.01	Specimen stock certificate	Incorporated by reference to the Registration Statement on Form SB-2 filed on August 1, 2006, SEC File No. 333-136199.
4.02	Form of Warrant	Incorporated by reference to the Registration Statement on Form SB-2 filed on August 1, 2006, SEC File No. 333-136199.
Item 5.	**Opinion re: Legality**	
5.01	Opinion of Kruse Landa Maycock & Ricks, LLC	Incorporated by reference to the Registration Statement on Form SB-2 filed on August 1, 2006, SEC File No. 333-136199.
Item 10.	**Material Contracts**	
10.01	Bayshore Exploration L.L.C. letter to Paxton Energy, Inc., dated April 20, 2005, re: Area of Mutual Interest and Lease Options (Cooke No. 3 Well-Cooke Ranch Deep Prospect)	Incorporated by reference to the Registration Statement on Form SB-2 filed on August 1, 2006, SEC File No. 333-136199.

Exhibit Number*	Title of Document	Location
10.02	Bayshore Exploration L.L.C. letter to Paxton Energy, Inc., dated April 20, 2005, re: Leases & Options (AMI-Cooke Ranch Deep Prospect)	Incorporated by reference to the Registration Statement on Form SB-2 filed on August 1, 2006, SEC File No. 333-136199.
10.03	Participation Agreement between Paxton Energy, Inc., and Bayshore Exploration L.L.C. dated June 6, 2005 (Cooke No. 3 Well-Cooke Ranch Deep Prospect)	Incorporated by reference to the Registration Statement on Form SB-2/A (Amendment No. 1) filed on December 21, 2006, SEC File No. 333-136199.
10.04	Farm-In Participation Agreement between Paxton Energy, Inc. and Maxim Resources, Inc. dated July 25, 2005 (Cooke No. 3 Well-Cooke Ranch Deep Prospect)	Incorporated by reference to the Registration Statement on Form SB-2/A (Amendment No. 1) filed on December 21, 2006, SEC File No. 333-136199.
10.05	Participation Agreement between Paxton Energy, Inc. and Bayshore Exploration L.L.C. dated July 28, 2005 (Cooke No. 3 Well-Cooke Ranch Deep Prospect)	Incorporated by reference to the Registration Statement on Form SB-2/A (Amendment No. 1) filed on December 21, 2006, SEC File No. 333-136199.
10.06	Participation Agreement between Paxton Energy, Inc. and Bayshore Exploration L.L.C. dated November 20, 2005 (Cartwright No. 1 Well-Cooke Ranch Deep Prospect)	Incorporated by reference to the Registration Statement on Form SB-2 filed on August 1, 2006, SEC File No. 333-136199.
10.07	Purchase Agreement between Paxton Energy, Inc. and Bayshore Exploration L.L.C. dated December 30, 2005 (Cartwright No. 1 Well-Cooke Ranch Deep Prospect)	Incorporated by reference to the Registration Statement on Form SB-2/A (Amendment No. 1) filed on December 21, 2006, SEC File No. 333-136199.
10.08	Promissory Note for $300,000 dated February 1, 2006, payable to Robert Freiheit	Incorporated by reference to the Registration Statement on Form SB-2 filed on August 1, 2006, SEC File No. 333-136199.
10.09	Secured Convertible Note Purchase Agreement dated February 1, 2006	Incorporated by reference to the Registration Statement on Form SB-2 filed on August 1, 2006, SEC File No. 333-136199.
10.10	Lease Acquisition Agreement between Paxton Energy, Inc. and Bayshore Exploration L.L.C. dated March 16, 2006 (3,200 Acres M/L, La Salle County, TX)	Incorporated by reference to the Registration Statement on Form SB-2/A (Amendment No. 1) filed on December 21, 2006, SEC File No. 333-136199.

Exhibit Number*	Title of Document	Location
10.11	Exploration Agreement between Bayshore Exploration LLC and Paxton Energy, Inc., executed April 17, 2006, effective March 1, 2006 (Cooke No. 3 Well-Cooke Ranch Deep Prospect)	Incorporated by reference to the Registration Statement on Form SB-2/A (Amendment No. 1) filed on December 21, 2006, SEC File No. 333-136199.
10.12	Form of Registration Rights Agreement with related schedule	Incorporated by reference to the Registration Statement on Form SB-2 filed on August 1, 2006, SEC File No. 333-136199.
10.13	Amendment to Lease Acquisition Agreement between Paxton Energy, Inc. and Bayshore Exploration L.L.C. dated June 13, 2006 (3,200 Acres M/L, La Salle County, TX)	Incorporated by reference to the Registration Statement on Form SB-2 filed on August 1, 2006, SEC File No. 333-136199.
10.14	Notice of Option Grant (Thomas Manz)	Incorporated by reference to the Registration Statement on Form SB-2/A (Amendment No. 1) filed on December 21, 2006, SEC File No. 333-136199.
10.15	Option Agreement between Paxton Energy, Inc., and Bayshore Exploration L.L.C. dated October 22, 2006 (Cooke No. 2 Well-Cooke Ranch Deep Prospect)	Incorporated by reference to the Registration Statement on Form SB-2/A (Amendment No. 1) filed on December 21, 2006, SEC File No. 333-136199.
10.16	Participation Agreement between Paxton Energy, Inc., and Bayshore Exploration L.L.C. dated November 7, 2006 (McDermand No. 1 Well-South Nome Field Prospect)	Incorporated by reference to the Registration Statement on Form SB-2/A (Amendment No. 1) filed on December 21, 2006, SEC File No. 333-136199.
10.17	Farmout Agreement between Paxton Energy, Inc., and Bayshore Exploration L.L.C. dated January 10, 2007 (Fiedler No. 1 Well-Storey Ranch Prospect)	<u>Incorporated by reference to the Registration Statement on Form SB-2/A (Amendment No. 2) filed on March 19, 2007, SEC File No. 333-136199.</u>
Item 23.	**Consents of Experts and Counsel**	
23.01	Consent of Hansen, Barnett & Maxwell	This filing
23.02	Consent of Kruse Landa Maycock & Ricks, LLC	Included in 5.01 above.

Exhibit Number*	Title of Document	Location
Item 24.	**Power of Attorney**	
24.01	Power of Attorney for signatures to registration statement	Incorporated by reference to the Registration Statement on Form SB-2 filed on August 1, 2006, SEC File No. 333-136199.

---

* The number preceding the decimal indicates the applicable SEC reference number in Item 601, and the number following the decimal indicating the sequence of the particular document.

SIGNATURES

In accordance with the requirements of the Securities Act of 1933, Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-2 and authorized this amendment to the registration statement to be signed on April 4, 2007.

Paxton Energy, Inc.
(Registrant)

By: /s Robert Freiheit
Robert Freiheit
Chief Executive Officer,
Chief Financial Officer, and
Chief Accounting Officer

In accordance with the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates stated:

/s Robert Freiheit
Robert Freiheit, Director
Dated April 4, 2007

/s Thomas J. Manz
Thomas J. Manz, Director
Dated April 4, 2007

HANSEN, BARNETT & MAXWELL, P.C.
A Professional Corporation
CERTIFIED PUBLIC ACCOUNTANTS
5 Triad Center, Suite 750
Salt Lake City, UT 84180-1128
Phone: (801) 532-2200
Fax: (801) 532-7944

**Registered with the Public Company
Accounting Oversight Board**

An independent member of
BAKER TILLY
INTERNATIONAL

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Paxton Energy, Inc.

As an independent registered public accounting firm, we hereby consent to the use of our report dated March 14, 2007, except for Note 1 – Registration payment arrangements, as to which the date is April 3, 2007, with respect to the financial statements of Paxton Energy, Inc., in its Amendment No. 3 to the Registration Statement on Form SB-2 relating to the registration of 4,621,350 shares of common stock. We also consent to the use of our name and the reference to us in the Experts section of the Registration Statement.

HANSEN, BARNETT & MAXWELL P.C.

Salt Lake City, Utah
April 3, 2007